THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION OF AIRCRAFT, PROPOSED ISSUE OF MEDIUM TERM NOTES AND SUPPLEMENTARY NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 4 to 10 of this circular.

A supplementary notice setting out the additional resolutions to be resolved at the AGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on 25 June 2008 is set out on pages 107 to 108 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the supplementary form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

6 June 2008

CONTENTS

In this circular (save as Appendix I), the following expressions have the following meanings, unless the context requires otherwise:

"Acquisition"	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement
"AGM"	the forthcoming annual general meeting of the Company to be convened and held for the purpose of, among other things, approving the Acquisition and the proposed issue of medium term notes
"Articles of Association"	the articles of association of the Company
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown
"Board"	the board of Directors
"Boeing"	the Boeing Company, a company incorporated in the State of Delaware of the United States of America
"Boeing Aircraft"	20 Boeing B737 series aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement
"Boeing Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into between Xiamen Airlines as purchaser and Boeing as vendor on 18 April 2008, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the Boeing Aircraft
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Taiwan, Hong Kong and the Macau Special Administrative Region
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"CSAHC"	China Southern Air Holding Company, the controlling shareholder of the Company holding approximately 50.3% equity interest in the Company

"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	4 June 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Previous Boeing Aircraft Acquisition Agreements"	collectively, (i) the agreement dated 16 July 2007, between Xiamen Airlines as purchaser and Boeing as vendor pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 25 Boeing B737-800 aircraft and (ii) the agreement dated 20 August 2007, between the Company as purchaser and Boeing as vendor pursuant to which the Company agreed to acquire and Boeing agreed to sell in aggregate 55 Boeing B737 series aircraft
"Previous Boeing Aircraft Purchase"	the acquisition from Boeing of (a) 25 Boeing B737-800 aircraft by Xiamen Airlines on 16 July 2007 and (b) 55 Boeing B737 series aircraft by the Company on 20 August 2007
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company

"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America
"Xiamen Airlines"	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company

For illustration purpose only, translation of HK dollars to RMB is made in this circular at the rate of HK$1.00 to RMB0.88.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Liu Shao Yong *(Chairman of the Board of Directors)*
Li Wen Xin *(Director)*
Wang Quan Hua *(Director)*
Zhao Liu An *(Director)*
Si Xian Min *(Director, President)*
Tan Wan Geng *(Director, Executive Vice President)*
Xu Jie Bo *(Director, Executive Vice President, Chief Financial Officer)*
Chen Zhen You *(Director)*

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua *(Supervisor)*
Yang Yi Hua *(Supervisor)*
Liang Zhong Gao *(Supervisor)*

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

6 June 2008

To the Shareholders

Dear Sir or Madam,

**VERY SUBSTANTIAL ACQUISITION OF AIRCRAFT,
PROPOSED ISSUE OF MEDIUM TERM NOTES
AND
SUPPLEMENTARY NOTICE OF ANNUAL GENERAL MEETING**

INTRODUCTION

The purpose of this circular is to provide you with, among other things, further details of the very substantial acquisition of the Boeing Aircraft.

1. VERY SUBSTANTIAL ACQUISITION OF AIRCRAFT

Date

18 April 2008

Parties

(i) Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 60% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

20 Boeing B737 series aircraft.

Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B737 series aircraft is approximately US$75 million. Such catalogue price includes price for airframe and engines.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into in accordance with the customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after arm's length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm's length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the Acquisition is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company's disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company's request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group's cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has applied for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to Xiamen Airlines in the Acquisition is comparable with the price concessions that the Group had obtained in the Previous Boeing Aircraft Acquisition Agreements. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the Previous Boeing Aircraft Acquisition Agreements on the Group's operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. Xiamen Airlines will make instalment payment either quarterly or half-yearly in accordance with the requirement of Boeing Aircraft Acquisition Agreement. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period from April 2014 to October 2015.

Source of funding

The Acquisition will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As at the Latest Practicable Date, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the Acquisition.

Conditions precedent

The Acquisition is subject to the following:

(i) the approval of the relevant government authorities in the PRC; and

(ii) the Shareholders' approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

It is expected that the completion of the Acquisition will take place on or around October 2015.

Implications under the Listing Rules

The Group has acquired in aggregate 100 Boeing B737 series aircraft from Boeing in the past 12 months from the date of the Boeing Aircraft Acquisition Agreement. Please refer to the announcements published by the Company on 16 July 2007 and 20 August 2007 for further details of these previous acquisitions. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Acquisition together with the Previous Boeing Aircraft Purchase constitute a very substantial acquisition of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules. Save as disclosed above, there is no prior transaction between the Group and Boeing and its ultimate beneficial owners which requires aggregation under Rule 14.22 of the Listing Rules.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition is beneficial to the implementation of the Group's development strategy and improvement of the Group's operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC and the Acquisition will facilitate the implementation of the Group's plan to replace its old aircraft with new aircraft and enhance the competitiveness and core competence of the Company. The Boeing Aircraft, in addition to the 80 Boeing B737 series aircraft, the 20 Airbus A320 series aircraft and the 10 Airbus A330-200 series aircraft acquired by the Group in the past 12 months from the Latest Practicable Date, will increase the ATKs of the Group by 49%.

The Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Prospects

In 2008, under the circumstances of a stable development of China's economy, a development of the domestic tourism industry and the upcoming Beijing Olympics, the Chinese aviation industry will continue to boom and the demand in the domestic aviation market will maintain a sound growth momentum. However, the profitability of the industry will be subject to enormous pressures as a result of the sub-prime crisis in the US, the slowing down of the world economy, the contractionary credit policies of the People's Bank of China, fierce competition in the aviation industry and the rise of fuel prices. The Group will persevere with the "dual-hub" strategy of the Group and continue to do the following:

(a) Strengthening safety management and the supervision of flight safety; performing corporate social responsibilities to build a harmonious society;

(b) Deepening the development of the hubs network, the sales and marketing network and the service assurance network so as to build sustained profitability and core competitiveness; focusing on nurturing employee's innovative capabilities, thus strengthening the unlimitable competences of the Group;

(c) Expanding the passenger transport market by enhancing sales and marketing capabilities, improving the management system and the business model; seeking cooperation with international airlines to establish an internationally-renowned brand and to increase our market network; and

(d) Implementing scientific management and stringent cost control measures; increasing the investment in technology to upgrade our IT management system.

2. PROPOSED ISSUE OF MEDIUM TERM NOTES

On 28 May 2008, the Board approved the proposed issue of medium term notes in the PRC and the submission of this proposal to the general meeting for the Shareholders' approval in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Articles of Association.

Particulars of the medium term notes are as follows:

(i) Place of issue: within the PRC (by one single issue or more)

(ii) Principal amount:	up to RMB1.5 billion
(iii) Maturity:	3 years
(iv) Interest rate:	to be determined according to market conditions
(v) Target subscribers:	institutional investors in the PRC's inter-bank bond market (and not the general public)
(vi) Use of proceeds:	to be used as the working capital of the Company and fund the capital expenditure of the Company

Subject to the Shareholders' consideration and approval, the executive Directors authorized by the Board shall be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of medium term notes based on the needs of the Company and the market conditions at the time of issue, including to determine and finalise the final principal amount and interest rate of such medium term notes.

The Board believes that the proposed issue of medium term notes will provide the Company with a further source of medium to long term funding at an interest rate lower than the best lending rate for loans from commercial bank for the same period. The Board considers that the issue of the medium term notes will lower the finance costs of borrowings for the Company and improve the debt structure of the Company.

3. AGM

A supplementary notice of the AGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on at 9:30 a.m. is set out on pages 107 to 108 of this circular, at which the Company will seek the Shareholders' approval of the additional resolutions relating to the Acquisition and the proposed issue of medium term notes.

A supplementary proxy form containing the newly proposed resolutions is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete and return the supplementary proxy form in accordance with the instructions printed thereon. If no supplementary proxy form duly completed and returned is lodged with the Company, the original proxy form lodged will be treated as valid if duly completed and returned. The proxy so appointed will be entitled to vote at his discretion or abstain on the newly proposed resolution properly put to the AGM. If the Company receives, in addition to a duly completed and returned original proxy form, a duly completed and returned supplementary proxy form, the Company will treat both the original proxy form and the supplementary proxy form as valid. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 124 of the Articles of Association, any vote of shareholders of the Company taken at a general meeting to approve the following transactions or arrangements must be taken on a poll:

i. connected transactions;

ii. transactions that are subject to independent shareholders' approval;

iii. granting of options to a substantial shareholder or an independent non-executive director of the company, or any of their respective associates; and

iv. any other transactions in which a shareholder has a material interest and is therefore required to abstain from voting at the general meeting.

In respect of any vote of shareholders taken at a general meeting of shareholders of the Company to approve transactions or arrangements which are not specifically required to be taken on a poll, such vote shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 percent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

RECOMMENDATIONS

The Board considers that the Acquisition and the proposed issue of medium term notes are in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors recommend the Shareholders to vote in favour of these additional resolutions which will be proposed at the AGM.

ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the 2007 annual report of the Company for the year ended 31 December 2007 and the information set out in the appendices to this circular.

By Order of the Board
Liu Shao Yong
Chairman

I SUMMARY OF FINANCIAL STATEMENTS

The following consolidated income statements of the Company for each of the three years ended 31 December 2007 and the consolidated balance sheets of the Company as at 31 December 2005, 2006 and 2007 are derived from the audited financial statements of the Company prepared under International Financial Reporting Standards ("IFRS"). The classifications of certain assets, liabilities and income statement items in the consolidated balance sheets and consolidated income statements for the years ended 31 December 2005 and 2006 have been reclassified to conform to the presentation of the financial statements for the year ended 31 December 2007. All such financial information should be read in conjunction with the audited financial statements and accompanying notes, which are included in the Company's annual reports. The auditors have expressed unqualified opinions on the financial statements of the Company for each of the three years ended 31 December 2007. The audited financial statements of the Company for the year ended 31 December 2007, as extracted from the Company's 2007 annual report, are set out in part II of this appendix.

Consolidated Income Statements
For each of the three years ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2005 *RMB million*	**2006** *RMB million*	**2007** *RMB million*
Operating revenue			
Traffic revenue	37,419	45,087	53,297
Other operating revenue	874	1,132	1,205
Total operating revenue	38,293	46,219	54,502
Operating expenses			
Flight operations	19,761	25,022	29,082
Maintenance	4,589	3,999	4,643
Aircraft and traffic servicing	6,534	7,063	8,160
Promotion and sales	2,780	2,811	3,478
General and administrative	1,315	1,941	1,983
Depreciation and amortisation	4,440	4,971	5,554
Others	179	100	113
Total operating expenses	39,598	45,907	53,013
Other (expense)/income, net	(32)	333	130
Operating (loss)/profit	(1,337)	645	1,619

	2005 *RMB million*	2006 *RMB million*	2007 *RMB million*
Non-operating income/(expenses)			
Interest income	55	41	73
Interest expense	(1,616)	(2,070)	(2,291)
Share of associates' results	(285)	5	57
Share of jointly controlled entities' results	36	115	123
Loss on derivative financial instruments, net	–	(19)	90
Exchange gain, net	1,220	1,492	2,832
Gain on sale of other investments in equity securities	–	–	107
Gain on sale of subsidiary	–	–	7
Others, net	74	148	306
Total net non-operating income/(expenses)	(516)	(288)	1,304
(Loss)/profit before taxation	(1,853)	357	2,923
Income tax benefit/(expense)	7	(153)	(858)
(Loss)/profit for the year	(1,846)	204	2,065
Attributable to			
Equity shareholders of the Company	(1,848)	188	1,871
Minority interests	2	16	194
(Loss)/profit for the year	(1,846)	204	2,065
(Loss)/earnings for share			
Basic	RMB(0.42)	RMB0.04	RMB0.43
Diluted	RMB(0.42)	RMB0.04	RMB0.43

Consolidated Balance Sheets
At 31 December 2005, 2006 and 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2005	2006	2007
	RMB million	*RMB million*	*RMB million*
Non-current assets			
Property, plant and equipment, net	54,266	56,335	58,441
Construction in progress	6,895	9,587	11,385
Lease prepayments	333	493	556
Interest in associates	142	149	219
Interest in jointly controlled entities	805	870	873
Other investments	320	261	168
Lease and equipment deposits	1,044	782	659
Available-for-sale equity securities	–	69	362
Deferred tax assets	74	95	11
Other assets	302	260	469
	64,181	68,901	73,143
Current assets			
Financial assets	–	–	2
Inventories	1,382	1,315	1,213
Trade receivables	1,518	1,512	1,966
Other receivables	956	879	1,075
Prepaid expenses and other current assets	380	585	592
Amounts due from related companies	84	128	118
Cash and cash equivalents	2,901	2,264	3,824
	7,221	6,683	8,790
Current liabilities			
Financial liabilities	–	26	5
Bank and other loans	16,223	23,822	24,948
Obligations under finance leases	3,373	3,091	2,877
Trade and bills payables	3,929	1,909	1,844
Sales in advance of carriage	1,413	1,436	1,885
Taxes payable	28	126	500
Amounts due to related companies	116	254	194
Accrued expenses	4,250	5,463	7,354
Other liabilities	3,796	2,736	2,994
	33,128	38,863	42,601
Net current liabilities	(25,907)	(32,180)	(33,811)
Total assets less current liabilities	38,274	36,721	39,332

	2005 *RMB million*	2006 *RMB million*	2007 *RMB million*
Non-current liabilities and deferred items			
Bank and other loans	12,740	10,018	9,074
Obligations under finance leases	12,459	12,307	12,858
Provision for major overhauls	301	805	683
Provision for early retirement benefit	–	306	230
Deferred credits	496	792	1,027
Deferred tax liabilities	342	372	748
	26,338	24,600	24,620
Net assets	11,936	12,121	14,712
Capital and reserves			
Share capital	4,374	4,374	4,374
Reserves	5,626	5,814	7,872
Total equity attributable to equity shareholders of the Company	10,000	10,188	12,246
Minority interests	1,936	1,933	2,466
Total equity	11,936	12,121	14,712

II FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2007

Consolidated Income Statement

For the year ended 31 December 2007

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Operating revenue			
Traffic revenue	3	53,297	45,087
Other operating revenue	3	1,205	1,132
Total operating revenue		54,502	46,219
Operating expenses			
Flight operations	4	29,082	25,022
Maintenance	5	4,643	3,999
Aircraft and traffic servicing	6	8,160	7,063
Promotion and sales	7	3,478	2,811
General and administrative	8	1,983	1,941
Depreciation and amortisation	9	5,554	4,971
Others		113	100
Total operating expenses		53,013	45,907
Other income, net	12	130	333
Operating profit		1,619	645

	Note	2007 RMB million	2006 RMB million
Non-operating income/(expenses)			
Interest income		73	41
Interest expense	*11*	(2,291)	(2,070)
Share of associates' results	*21*	57	5
Share of jointly controlled entities' results	*22*	123	115
Gain/(loss) on derivative financial instruments, net		90	(19)
Exchange gain, net		2,832	1,492
Gain on sales of other investments in equity securities		107	–
Gain on disposal of subsidiary	*44(c)*	7	–
Others, net		306	148
Total net non-operating income/(expenses)		1,304	(288)
Profit before taxation		2,923	357
Income tax expense	*14*	(858)	(153)
Profit for the year		2,065	204
Attributable to			
Equity shareholders of the Company	*15*	1,871	188
Minority interests		194	16
Profit for the year		2,065	204
Earnings per share	*17*		
Basic		RMB0.43	RMB0.04
Diluted		RMB0.43	RMB0.04

The notes on pages 24 to 84 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2007

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current assets			
Property, plant and equipment, net	18	58,441	56,335
Construction in progress	19	11,385	9,587
Lease prepayments		556	493
Interest in associates	21	219	149
Interest in jointly controlled entities	22	873	870
Other investments in equity securities	23	168	261
Lease deposits		659	782
Available-for-sale equity securities	24	362	69
Deferred tax assets	25	11	95
Other assets	26	469	260
		73,143	68,901
Current assets			
Financial assets	27	2	–
Inventories	28	1,213	1,315
Trade receivables	29	1,966	1,512
Other receivables		1,075	879
Prepaid expenses and other current assets		592	585
Amounts due from related companies	34	118	128
Cash and cash equivalents	30	3,824	2,264
		8,790	6,683

	Note	2007 RMB million	2006 RMB million
Current liabilities			
Financial liabilities	27	5	26
Bank and other loans	31	24,948	23,822
Obligations under finance leases	32	2,877	3,091
Trade payables	33	1,844	1,909
Sales in advance of carriage		1,885	1,436
Taxes payable		500	126
Amounts due to related companies	34	194	254
Accrued expenses	35	7,354	5,463
Other liabilities	36	2,994	2,736
		42,601	38,863
Net current liabilities	45(a)	(33,811)	(32,180)
Total assets less current liabilities		39,332	36,721
Non-current liabilities and deferred items			
Bank and other loans	31	9,074	10,018
Obligations under finance leases	32	12,858	12,307
Provision for major overhauls	37	683	805
Provision for early retirement benefits	38	230	306
Deferred credits		1,027	792
Deferred tax liabilities	25	748	372
		24,620	24,600
Net assets		14,712	12,121
Capital and reserves			
Share capital	39	4,374	4,374
Reserves	40	7,872	5,814
Total equity attributable to equity shareholders of the Company		12,246	10,188
Minority interests		2,466	1,933
Total equity		14,712	12,121

The notes on pages 24 to 84 form part of these financial statements.

Balance Sheet

At 31 December 2007

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current assets			
Property, plant and equipment, net	18	47,575	46,637
Construction in progress	19	10,537	8,498
Lease prepayments		353	298
Interest in subsidiaries	20	1,645	1,775
Investments in associates	21	162	122
Investments in jointly controlled entities	22	804	654
Other investments in equity securities	23	101	114
Lease deposits		554	676
Available-for-sale equity securities	24	245	69
Deferred tax assets	25	–	95
Other assets	26	417	214
		62,393	59,152
Current assets			
Financial assets	27	2	–
Inventories	28	989	1,089
Trade receivables	29	1,592	1,200
Other receivables		954	720
Prepaid expenses and other current assets		502	480
Amounts due from related companies	34	118	128
Cash and cash equivalents	30	3,234	1,786
		7,391	5,403

	Note	2007 RMB million	2006 RMB million
Current liabilities			
Financial liabilities	*27*	5	26
Bank and other loans	*31*	23,632	22,218
Obligations under finance leases	*32*	2,855	3,091
Trade payables	*33*	1,550	1,645
Sales in advance of carriage		1,676	1,246
Taxes payables		422	77
Amounts due to related companies	*34*	142	234
Accrued expenses	*35*	5,934	4,387
Other liabilities	*36*	2,515	2,086
		38,731	35,010
Net current liabilities		(31,340)	(29,607)
Total assets less current liabilities		31,053	29,545
Non-current liabilities and deferred items			
Bank and other loans	*31*	6,723	7,371
Obligations under finance leases	*32*	12,305	12,307
Provision for major overhauls	*37*	551	556
Provision for early retirement benefits	*38*	222	295
Deferred credits		1,027	792
Deferred tax liabilities	*25*	66	–
		20,894	21,321
Net assets		10,159	8,224
Capital and reserves			
Share capital	*39*	4,374	4,374
Reserves	*40*	5,785	3,850
Total equity		10,159	8,224

The notes on pages 24 to 84 form part of these financial statements.

Consolidated Statement of Changes in Equity
For the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital	Share premium	Fair value reserves	Other reserves	(Accumulated losses)/ retained earnings	Total	Minority interests	Total equity
	RMB million	*RMB million*	*RMB million*	*RMB million* *(Note)*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
At 1 January 2006	4,374	5,325	–	603	(302)	10,000	1,936	11,936
Profit for the year	–	–	–	–	188	188	16	204
Acquisition of equity interest held by minority shareholders	–	–	–	–	–	–	(12)	(12)
Distributions to minority shareholders	–	–	–	–	–	–	(7)	(7)
At 31 December 2006	4,374	5,325	–	603	(114)	10,188	1,933	12,121
At 1 January 2007	4,374	5,325	–	603	(114)	10,188	1,933	12,121
Profit for the year	–	–	–	–	1,871	1,871	194	2,065
Capital contribution by minority shareholders	–	–	–	–	–	–	240	240
Acquisition of Nan Lung Freight and Air Catering *(Note 44(b))*	–	–	–	–	–	–	80	80
Disposal of equity interest to minority shareholders *(Note 44(c))*	–	–	–	–	–	–	(8)	(8)
Changes in fair value of available-for-sale securities, net *(Note 24)*	–	–	183	–	–	183	35	218
Distributions to minority shareholders	–	–	–	–	–	–	(8)	(8)
Share of an associate's reserves movement	–	–	–	4	–	4	–	4
At 31 December 2007	4,374	5,325	183	607	1,757	12,246	2,466	14,712

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 40.

The notes on pages 24 to 84 form part of these financial statements.

Consolidated Cash Flow Statement
For the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2007 *RMB million*	2006 *RMB million*
Profit before taxation	2,923	357
Depreciation of property, plant and equipment	5,597	4,999
Other amortisation	28	33
Amortisation of deferred credits	(71)	(61)
Impairment loss	109	–
Share of associates' results	(57)	(5)
Share of jointly controlled entities' results	(123)	(115)
Gain on sale of property, plant and equipment, net	(130)	(333)
Gain on sale of other investments in equity securities	(107)	–
Gain on sale of subsidiary	(7)	–
Interest income	(73)	(41)
Interest expense	2,291	2,070
(Gain)/loss on derivative financial instruments, net	(90)	19
Dividend income from other investments in equity securities	(12)	(7)
Unrealised exchange gain, net	(2,832)	(1,492)
Decrease in inventories	108	95
(Increase)/decrease in trade receivables	(349)	36
Decrease in other receivables	304	152
Increase in prepaid expenses and other current assets	(8)	(205)
(Decrease)/increase in net amounts due to related companies	(50)	113
Decrease in trade payables	(95)	(2,048)
Increase in sales in advance of carriage	449	23
Increase in accrued expenses	1,846	568
Increase/(decrease) in other liabilities	245	(247)
(Decrease)/increase in provision for major overhauls	(122)	504
(Decrease)/increase in provision for early retirement benefits	(76)	306
Cash inflows from operations	9,698	4,721
Interest received	73	41
Interest paid	(2,814)	(2,419)
Income tax paid	(88)	(46)
Net cash inflows from operating activities	6,869	2,297

	2007 RMB million	2006 RMB million
Investing activities		
Proceeds from sale of property, plant and equipment	288	490
Proceeds from sale of other investments in equity securities	127	–
Net cash settlement of derivative financial instruments	67	7
Dividends received from associates	–	33
Dividends received from jointly controlled entities	79	50
Dividends received from other investments	12	7
Decrease in other non-current assets	–	16
Payment of acquisition of equity interest held by minority shareholders	–	(12)
Payment of lease deposits	(86)	(136)
Refund of lease deposits	165	103
Capital expenditures	(5,502)	(6,044)
Payment for the investment in associate and other investments	(10)	(31)
Through the acquisition of CSAHC Hainan *(Note 44(d))*	–	33
Payment for acquisition of Nan Lung Freight and Air Catering *(Note 44(b))*	(58)	–
Proceeds from disposal of GZ Aviation Hotel *(Note 44(c))*	74	–
Net cash used in investing activities	(4,844)	(5,484)
Net cash inflows/(outflows) before financing activities	2,025	(3,187)
Financing activities		
Proceeds from bank and other loans	30,984	24,983
Repayment of bank and other loans	(28,660)	(19,113)
Repayment of principal under finance lease obligations	(3,021)	(3,313)
Capital contribution received from minority shareholders	240	–
Dividends paid to minority shareholders	(8)	(7)
Net cash (outflow)/inflows from financing activities	(465)	2,550
Increase/(decrease) in cash and cash equivalents	1,560	(637)
Cash and cash equivalents at 1 January	2,264	2,901
Cash and cash equivalents at 31 December	3,824	2,264

The notes on pages 24 to 84 form part of these financial statements.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1 BASIS OF PRESENTATION

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

2 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and interpretations issued by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company. There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. A summary of the principal accounting policies adopted by the Group is set out below.

However, as a result of the adoption of IFRS 7, Financial instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

- As a result of the adoption of IFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, *Financial instruments: Disclosure and presentation*. These disclosures are provided throughout these financial statements, in particular in note 45.

- The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 39.

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 52).

(b) Basis of preparation of the financial statements

At 31 December 2007, the Group's current liabilities exceeded its current assets by RMB33,811 million, which includes bank and other loans repayable within one year of RMB24,948 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 45(a).

The consolidated financial statements for the year ended 31 December 2007 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

– Certain property, plant and equipment (Note 2(h));

– Certain assets held under finance leases (Note 2(j));

– Derivative financial instruments (Note 2(g)); and

– Available-for-sale securities (Note 2(f)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 50.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Notes 2(o) or (p) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (Notes 2(e) and (l)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale securities are those non-derivative financial assets that are designated as available for sale. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss. Dividend income from these investments is recognised in accordance with the policy set out in Note 2 (v)(iii). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognised in the balance sheet at cost less impairment losses (Note 2(1)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Derivative financial instruments

Derivative financial instruments are recognised at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(h) Property, plant and equipment

(i) Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(ii).

(ii) Other property, plant and equipment

Items of property, plant and equipment are initially stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent to the revaluation of the Group's property, plant and equipment as at 31 December 1996 (Note 18(d)), which was based on depreciated replacement costs, certain of the Group's property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation.

Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

Changes arising on the revaluation of property, plant and equipment are generally dealt with in reserves. The only exceptions are as follows:

- When a deficit arises on revaluation, it will be charged to profit or loss to the extent that it exceeds the amount held in the reserve in respect of that same asset immediately prior to the revaluation; and

- When a surplus arises on revaluation, it will be credited to profit or loss to the extent that a deficit on revaluation in respect of that same asset had previously been charged to profit or loss.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	2.5 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

(k) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries, associates and jointly controlled entities: Notes 2(c) and 2(d)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- Property, plant and equipment carried at cost less accumulated depreciation;

- Construction in progress;

- Lease deposits;

- Lease prepayments;

- Deferred expenditure;

- Investments in subsidiaries, associates and jointly controlled entities; and

- Goodwill.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to profit or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(t) Deferred credits

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

– in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

– in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  – the same taxable entity; or

  – different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(v) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

(ii) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivables.

(iii) Dividend income is recognised when the shareholder's right to receive payment is established.

(iv) Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognised in profit or loss over the useful life of the asset.

(v) Interest income is recognised as it accrues using the effective interest method.

(w) Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to profit or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(aa) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(bb) Frequent flyer award programmes

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

(cc) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing on the balance sheet date. Exchange gains and losses are recognised in non-operating income/(expenses) in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing on the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing on the dates the fair value was determined.

(dd) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(ee) Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3 TURNOVER

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	2007 *RMB million*	2006 *RMB million*
Traffic revenue		
Passenger	49,600	41,549
Cargo and mail	3,697	3,538
	53,297	45,087
Other operating revenue		
Commission income	281	238
General aviation income	108	91
Ground services income	241	184
Air catering income	81	50
Rental income	119	107
Others	375	462
	1,205	1,132
	54,502	46,219

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international, Hong Kong and Macau flights. Sales tax incurred by the Group during the year ended 31 December 2007, netted off against revenue, amounted to RMB1,574 million (2006: RMB1,300 million).

4 FLIGHT OPERATIONS EXPENSES

	2007	2006
	RMB million	*RMB million*
Jet fuel costs	18,316	16,193
Operating lease charges		
– Aircraft and flight equipment	3,735	3,027
– Land and buildings	320	249
Air catering expenses	1,350	1,170
Aircraft insurance	207	274
Flight personnel payroll and welfare	2,226	1,697
Training expenses	517	389
CAAC Infrastructure Development Fund contributions	1,250	1,127
Others	1,161	896
	29,082	25,022

5 MAINTENANCE EXPENSES

	2007	2006
	RMB million	*RMB million*
Repairing and maintenance charges	4,111	3,585
Maintenance materials	532	414
	4,643	3,999

6 AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	2007	2006
	RMB million	*RMB million*
Landing and navigation fees	6,030	5,343
Ground service and other charges	2,130	1,720
	8,160	7,063

7 PROMOTION AND SALES EXPENSES

	2007	2006
	RMB million	*RMB million*
Sales commissions	1,789	1,489
Ticket office expenses	1,016	824
Computer reservation services	385	307
Advertising and promotion	108	43
Others	180	148
	3,478	2,811

8 GENERAL AND ADMINISTRATIVE EXPENSES

	2007 *RMB million*	2006 *RMB million*
General corporate expenses	1,811	1,897
Auditors' remuneration	16	15
Impairment on aircraft *(Note 18(j))*	109	–
Other taxes and levies	47	29
	1,983	1,941

9 DEPRECIATION AND AMORTISATION

	2007 *RMB million*	2006 *RMB million*
Depreciation		
– Owned assets	4,232	3,678
– Assets acquired under finance leases	1,365	1,321
Amortisation of deferred credits	(71)	(61)
Other amortisation	28	33
	5,554	4,971

10 STAFF COSTS

	2007 *RMB million*	2006 *RMB million*
Salaries, wages and welfare	5,130	3,854
Retirement scheme contributions	614	584
Early retirement benefits *(Note 38)*	12	392
	5,756	4,830

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 4 to 8 above.

11 INTEREST EXPENSE

	2007 *RMB million*	2006 *RMB million*
Interest on bank and other loans wholly repayable within five years	1,986	1,675
Interest on other loans	105	138
Finance charges on obligations under finance leases	743	716
Other interest expense *(Note 38)*	15	–
Less: borrowing costs capitalised	(558)	(459)
	2,291	2,070

The borrowing costs have been capitalised at rates ranging from 5.30% to 5.84% per annum in 2007 (2006: 5.29% to 5.61% per annum).

12 OTHER INCOME, NET

	2007 *RMB million*	2006 *RMB million*
Gain on sale of property, plant and equipment, net		
– Aircraft and spare engines	106	329
– Other property, plant and equipment	24	4
	130	333

In 2007, the Group recognised a gain on disposal of property, plant and equipment of RMB106 million on selling of 11 MD82 aircraft, three MD82 spare engines and one Boeing 737-500 spare engine to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

In 2006, the Group recognised a gain on disposal of property, plant and equipment of RMB329 million on selling of three Boeing 757-200 aircraft to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

13 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

Details of directors' and supervisors' emoluments for the year ended 31 December 2007 are set out below:

Name	Directors' fees *RMB'000*	Salaries, allowances and benefits in kind *RMB'000*	Discretionary bonuses *RMB'000*	Retirement scheme contributions *RMB'000*	Total *RMB'000*
Executive directors					
Liu Shao Yong *(Note (i))*	–	737	–	14	751
Li Wen Xin	–	329	–	14	343
Wang Quan Hua	–	597	–	14	611
Zhao Liu An *(Note (i))*	–	576	–	14	590
Si Xian Min	–	670	–	13	683
Tan Wan Geng	–	542	–	13	555
Xu Jie Bo	–	529	–	13	542
Chen Zhen You	–	513	–	16	529
Supervisors					
Sun Xiao Yi	–	597	–	14	611
Yang Guang Hua	–	565	–	8	573
Yang Yi Hua	–	209	–	16	225
Liang Zhong Gao *(Note (iii))*	–	232	–	12	244
Liu Biao *(Note (iv))*	–	134	–	2	136
Independent non-executive directors					
Peter Lok *(Note (ii))*	49	–	–	–	49
Wei Ming Hai *(Note (ii))*	50	–	–	–	50
Gong Hua Zhang *(Note (iii))*	50	–	–	–	50
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
Lam Kwong Yu, Albert *(Note (iii))*	48	–	–	–	48
	397	6,230	–	163	6,790

Details of directors' and supervisors' emoluments for the year ended 31 December 2006 are set out below:

Name	Directors' fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement scheme contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Executive directors					
Liu Shao Yong *(Note (i))*	–	472	–	14	486
Li Wen Xin	–	87	–	3	90
Wang Quan Hua	–	374	–	14	388
Zhao Liu An *(Note (i))*	–	374	–	14	388
Si Xian Min	–	442	–	13	455
Tan Wan Geng	–	271	–	11	282
Xu Jie Bo	–	357	–	13	370
Chen Zhen You	–	253	–	13	266
Zhou Yong Qian	–	146	–	3	149
Supervisors					
Sun Xiao Yi	–	374	–	14	388
Yang Guang Hua	–	374	50	13	437
Yang Yi Hua	–	220	–	13	233
Independent non-executive directors					
Peter Lok	102	–	–	–	102
Wei Ming Hai	100	–	–	–	100
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
	402	3,744	50	138	4,334

Notes:

(i) The above amounts included salaries paid to these directors as pliots of the Company.

(ii) Retired on 28 June 2007.

(iii) Appointed on 28 June 2007.

(iv) Appointed on 28 June 2007 and resigned on 18 January 2008.

(b) Individuals with highest emoluments

In 2007 and 2006, one of the five individuals (2006: none) with the highest emoluments are directors. The aggregate of the emoluments in respect of four (2006: five) individuals during the year are as follows:

	2007	2006
	RMB'000	*RMB'000*
Salaries, allowances and benefits in kind	3,162	2,680
Retirement scheme contributions	50	58
	3,212	2,738

The emoluments of the four (2006: five) individuals with the highest emoluments are within the following band:

	2007 *Number of individuals*	2006 *Number of individuals*
Nil to HK$1,000,000 (RMB972,700 equivalent (2006: RMB1,025,000 equivalent))	4	5

14 INCOME TAX EXPENSE

(a) Income tax expense in the consolidated income statement

	2007 *RMB million*	2006 *RMB million*
PRC income tax		
Provision for the year	408	160
Over-provision in prior year	(58)	(16)
	350	144
Deferred tax *(Note 25)*	508	9
Income tax expense	858	153

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2007 *RMB million*	2006 *RMB million*
Profit before taxation	2,923	357
Tax on profit before taxation, calculated at the rates applicable to profit in the tax jurisdiction concerned *(Note i)*	482	50
Adjustments for tax effect of:		
Non-deductible expenses	250	127
Share of results of associates and jointly controlled entities	(36)	(22)
Tax losses not recognised	28	39
Effect of change in tax rate *(Note ii)*	196	(21)
Over provision in prior years	(58)	(16)
Others	(4)	(4)
Actual tax expense	858	153

Notes:

(i) The statutory income tax rate in the PRC is 33%. Headquarter of the Company is taxed at a preferential rate of 18% (2006: 18%), and its branches are taxed at rates ranging from 15% to 33% (2006: 15% to 33%). The subsidiaries of the Group are taxed at rates ranging from 7.5% to 33% (2006: 15% to 33%).

(ii) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which has taken effect from 1 January 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries has changed from 33% to 25% with effect from 1 January 2008. Pursuant to new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

The deferred tax assets and liabilities as at 31 December 2007 have been remeasured for the change in applicable tax rates as a result of the new tax law.

15 PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to equity shareholders of the Company for the year ended 31 December 2007 includes a profit of RMB1,473 million (2006: loss of RMB163 million) which has been dealt with in the financial statements of the Company.

16 DIVIDENDS

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended 31 December 2007.

No dividend was paid in respect of the year ended 31 December 2006.

17 EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2007 is based on the profit attributable to equity shareholders of the Company of RMB1,871 million (2006: RMB188 million) and the weighted average number of shares in issue during the year of 4,374 million (2006: 4,374 million).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

18 PROPERTY, PLANT AND EQUIPMENT, NET

(a) The Group

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost or valuation:							
At 1 January 2006	264	7,023	28,961	22,675	10,047	2,867	71,837
Additions	–	–	843	4,037	769	339	5,988
Transfer from construction in progress	–	516	677	580	12	46	1,831
Through the acquisition of CSAHC Hainan *(Note 44(d))*	–	34	39	–	41	17	131
Reclassification on exercise of purchase options	–	–	3,273	(3,273)	–	–	–
Reclassification	–	(172)	–	–	–	172	–
Disposals	–	(780)	(580)	(204)	(575)	(133)	(2,272)
At 31 December 2006	264	6,621	33,213	23,815	10,294	3,308	77,515
Representing:							
Cost	264	6,266	27,420	19,475	8,120	2,824	64,369
Valuation – 1996 *(Note (d))*	–	355	5,793	4,340	2,174	484	13,146
	264	6,621	33,213	23,815	10,294	3,308	77,515
At 1 January 2007	264	6,621	33,213	23,815	10,294	3,308	77,515
Additions	2	159	1,149	4,340	698	282	6,630
Transfer from construction in progress	–	129	681	396	73	5	1,284
Through the acquisition of Nan Lung Freight and Air Catering *(Note 44(b))*	–	24	–	–	–	53	77
Reclassification on exercise of purchase options	–	–	2,705	(2,705)	–	–	–
Disposals	–	(141)	(359)	(63)	(376)	(200)	(1,139)
At 31 December 2007	266	6,792	37,389	25,783	10,689	3,448	84,367
Representing:							
Cost	266	6,440	32,016	21,496	8,540	3,039	71,797
Valuation – 1996 *(Note (d))*	–	352	5,373	4,287	2,149	409	12,570
	266	6,792	37,389	25,783	10,689	3,448	84,367

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2006	47	858	5,877	4,002	5,113	1,686	17,583
Charge for the year	11	237	1,984	1,321	995	451	4,999
Reclassification on exercise of purchase options	–	–	1,034	(1,034)	–	–	–
Reclassification	–	(41)	–	–	–	41	–
Disposals	–	(56)	(510)	(204)	(513)	(119)	(1,402)
At 31 December 2006	58	998	8,385	4,085	5,595	2,059	21,180
At 1 January 2007	58	998	8,385	4,085	5,595	2,059	21,180
Charge for the year	11	286	2,554	1,365	1,037	344	5,597
Reclassification on exercise of purchase options	–	–	878	(878)	–	–	–
Disposals	–	(27)	(359)	(63)	(343)	(168)	(960)
Impairment loss for the year *(Note (j))*	–	–	109	–	–	–	109
At 31 December 2007	69	1,257	11,567	4,509	6,289	2,235	25,926
Net book value:							
At 31 December 2007	197	5,535	25,822	21,274	4,400	1,213	58,441
At 31 December 2006	206	5,623	24,828	19,730	4,699	1,249	56,335

(b) The Company

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost or valuation:							
At 1 January 2006	264	3,773	22,261	22,675	8,320	1,968	59,261
Additions	–	–	218	4,037	751	236	5,242
Transfer from construction in progress	–	394	–	580	12	45	1,031
Through the acquisition of CSAHC Hainan *(Note 44(d))*	–	34	39	–	41	17	131
Transfer from Guangxi Airlines *(Note 20)*	–	147	–	–	177	63	387
Reclassification on exercise of purchase options	–	–	3,273	(3,273)	–	–	–
Reclassification	–	(172)	–	–	–	172	–
Disposals	–	(685)	(580)	(204)	(420)	(93)	(1,982)
At 31 December 2006	264	3,491	25,211	23,815	8,881	2,408	64,070
Representing:							
Cost	264	3,297	21,034	19,475	7,056	2,144	53,270
Valuation – 1996 *(Note (d))*	–	194	4,177	4,340	1,825	264	10,800
	264	3,491	25,211	23,815	8,881	2,408	64,070
At 1 January 2007	264	3,491	25,211	23,815	8,881	2,408	64,070
Additions	–	120	468	3,712	646	169	5,115
Transfer from construction in progress	–	53	–	396	73	–	522
Transfer to Chongqing Airlines *(Note 20)*	–	–	(809)	–	–	–	(809)
Reclassification on exercise of purchase options	–	–	2,705	(2,705)	–	–	–
Transfer from subsidiary	–	593	–	–	–	27	620
Disposals	–	(9)	(312)	(63)	(144)	(135)	(663)
At 31 December 2007	264	4,248	27,263	25,155	9,456	2,469	68,855
Representing:							
Cost	264	4,054	23,485	20,868	7,631	2,275	58,577
Valuation – 1996 *(Note (d))*	–	194	3,778	4,287	1,825	194	10,278
	264	4,248	27,263	25,155	9,456	2,469	68,855

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2006	47	451	4,413	4,002	4,177	1,130	14,220
Charge for the year	11	134	1,618	1,321	732	340	4,156
Transfer from Guangxi Airlines *(Note 20)*	–	42	–	–	97	48	187
Reclassification on exercise of purchase options	–	–	1,034	(1,034)	–	–	–
Reclassification	–	(41)	–	–	–	41	–
Disposals	–	(39)	(510)	(204)	(300)	(77)	(1,130)
At 31 December 2006	58	547	6,555	4,085	4,706	1,482	17,433
At 1 January 2007	58	547	6,555	4,085	4,706	1,482	17,433
Charge for the year	11	201	2,051	1,343	788	248	4,642
Transfer to Chongqing Airlines *(Note 20)*	–	–	(357)	–	–	–	(357)
Reclassification on exercise of purchase options	–	–	878	(878)	–	–	–
Disposals	–	(1)	(312)	(63)	(50)	(121)	(547)
Impairment loss for the year *(Note (j))*	–	–	109	–	–	–	109
At 31 December 2007	69	747	8,924	4,487	5,444	1,609	21,280
Net book value:							
At 31 December 2007	195	3,501	18,339	20,668	4,012	860	47,575
At 31 December 2006	206	2,944	18,656	19,730	4,175	926	46,637

(c) Most of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the thirty parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totalling RMB22 million were paid to CSAHC during 2007 (2006: RMB22 million) in respect of these leases.

(d) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 2005, by Savills Valuation & Professional Services Limited, a firm of independent valuers, on a depreciated replacement cost basis, the carrying value of property, plant and equipment did not differ materially from their fair value.

At 31 December 2007, the carrying amount of such revalued property, plant and equipment approximated the historical carrying value of such assets had they been stated at cost less accumulated depreciation and impairment losses.

(e) As at 31 December 2007, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB32,976 million and RMB28,365 million, respectively (2006: RMB30,075 million and RMB25,761 million, respectively) were mortgaged under certain loan and lease agreements (Notes 31 and 32).

(f) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of five to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB49 million (2006: RMB49 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2007	**2006**
	RMB million	*RMB million*
Within 1 year	49	49
After 1 year but within 5 years	191	193
After 5 years	198	245
	438	487

As at 31 December 2007, the cost and accumulated depreciation of the flight training facilities leased out by the Group and the Company under the operating leases amounted to RMB160 million and RMB83 million respectively (2006: RMB160 million and RMB69 million respectively). Depreciation of the relevant facilities recognised during the year totalled RMB14 million (2006: RMB28 million).

(g) The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

(h) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(i) As at 31 December 2007 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, Xiamen, Heilongjiang, Hainan, Jilin and Xinjiang, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2007, carrying value of such properties of the Group and the Company amounted to RMB2,471 million and RMB1,505 million, respectively (2006: RMB1,800 million and RMB852 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(j) In view of the age of the Group's fleet of MD82 aircraft, the Group has disposed of 11 MD82 aircraft during the year and plans to dispose of its remaining fleet of MD82 aircraft. The Group has commenced its process of seeking buyers for its remaining 12 MD82 aircraft. As a result, the Group assessed the recoverable amounts of these aircraft. Based on this assessment, the carrying amount of the aircraft was written down by RMB109 million (Note 8). The estimates of recoverable amount were based on the aircraft's fair value less costs to sell, determined by reference to the recent observable market prices for MD82 aircraft.

19 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	9,587	6,895	8,498	5,924
Additions	6,004	4,563	5,478	3,645
Transferred to property, plant and equipment	(1,284)	(1,831)	(522)	(1,031)
Other decrease *(Note)*	(2,922)	(40)	(2,917)	(40)
At 31 December	11,385	9,587	10,537	8,498

The construction in progress as at 31 December 2007 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Guangzhou, Hainan, Shenzhen and Fuzhou airports, Shanghai Pudong Base and Beijing Branch.

Note: Certain software systems to be used in the Group's operation were transferred to other assets upon completion of the development of relevant systems.

During the year, the Company entered into agreements with certain third parties to sell nine aircraft to third parties prior to the deliveries of these aircraft and then lease back the aircraft from the then lessors in the form of operating leases. The advance payments paid to aircraft manufacturers and the related interest costs capitalised as construction in progress in respect of the nine aircraft accumulated immediately prior to the deliveries of aircraft were transferred to calculate the gain or loss on sales and leaseback.

20 INTEREST IN SUBSIDIARIES

	The Company	
	2007	2006
	RMB million	*RMB million*
Unlisted shares/capital contributions, at cost	2,057	1,304
Less: impairment loss	(43)	(67)
	2,014	1,237
Amounts due (to)/from subsidiaries	(369)	538
	1,645	1,775

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts of the investments in these subsidiaries exceeded their recoverable amounts by approximately RMB43 million (2006: RMB67 million). Accordingly, a provision for impairment loss of RMB43 million was recorded on 31 December 2007 (2006: RMB67 million).

During the year, the Company together with an independent third party established Chongqing Airlines Co., Ltd. ("Chongqing Airlines"), a non-wholly owned subsidiary of the Company. The Company transferred three aircraft to Chongqing Airlines as capital contribution.

During the year, the Company acquired certain subsidiaries from CSAHC (Note 41(c)(xiii)) and disposed of a subsidiary to CSAHC (Note 41(c)(xiv)).

The assets and liabilities of Guangxi Airlines Co., Ltd. ("Guangxi Airlines"), a subsidiary of the Company, were transferred to the Company on 31 December 2006.

Details of the Group's principal subsidiaries are set out in Note 53.

21 INTEREST IN ASSOCIATES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Share of net assets	219	149	–	–
Unlisted capital contributions, at cost	–	–	410	403
Less: impairment loss	–	–	(248)	(281)
	219	149	162	122

In the Company's balance sheet, a provision for impairment loss of RMB248 million was recorded on 31 December 2007 (2006: RMB281 million) in respect of investments in certain associates in which their carrying amounts were determined to be not fully recoverable.

Details of the Group's principal associates are set out in Note 54, all of which are unlisted corporate entities.

Summary of financial information on associates:

	100 Percent		Group's effective interest	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Non-current assets	7,713	6,042	2,946	2,319
Current assets	3,116	2,281	633	502
Non-current liabilities	(4,597)	(3,525)	(1,789)	(1,372)
Current liabilities	(5,366)	(4,110)	(1,571)	(1,300)
Net assets	866	688	219	149
Revenue	5,635	4,485	2,184	1,727
Expenses	(5,471)	(4,487)	(2,127)	(1,722)
Profit/(loss) for the year	164	(2)	57	5

22 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Share of net assets	873	870	–	–
Unlisted capital contributions, at cost	–	–	869	663
Less: impairment loss	–	–	(65)	(9)
	873	870	804	654

In the Company's balance sheet, a provision for impairment loss of RMB65 million was recorded on 31 December 2007 (2006: RMB9 million) in respect of investment in a jointly controlled entity in which its carrying amount was determined to be not fully recoverable.

Details of the Group's principal jointly controlled entities are set out in Note 54, all of which are unlisted corporate entities.

Summary of financial information on jointly controlled entities:

	Group's effective interest	
	2007	2006
	RMB million	*RMB million*
Non-current assets	1,140	925
Current assets	1,186	1,111
Non-current liabilities	(1,185)	(335)
Current liabilities	(268)	(831)
Net assets	873	870
Revenue	1,885	1,464
Expenses	(1,762)	(1,349)
Profit for the year	123	115

23 OTHER INVESTMENTS IN EQUITY SECURITIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Unlisted equity securities, at cost	168	261	101	114

Dividend income from unlisted securities of the Group amounted to RMB10 million during the year ended 31 December 2007 (2006: RMB7 million).

24 AVAILABLE-FOR-SALE EQUITY SECURITIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Available-for-sale securities				
– Listed in the PRC	362	69	245	69
Market value of listed securities	362	69	245	69

During the year, a gain on re-measurement of the fair value, net of tax, of the Group's and the Company's available-for-sale securities was recognised directly in equity amounted to RMB183 million and RMB130 million respectively.

Dividend income from listed securities of the Group amounted to RMB2 million during the year ended 31 December 2007 (2006: RMB1 million).

25 DEFERRED TAX ASSETS/(LIABILITIES)

Movements of net deferred tax assets/(liabilities) are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	(277)	(268)	95	74
(Charged)/credited to income statement *(Note 14(a))*	(508)	(9)	(227)	21
Charged to equity	(64)	–	(46)	–
Transfer to income tax payable	112	–	112	–
At 31 December	(737)	(277)	(66)	95

The deferred tax assets/(liabilities) at 31 December 2007 were made up of the following tax effects:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Deferred tax assets:				
Repair charges capitalised	–	203	–	203
Accrued expenses	506	465	442	463
Others	46	38	36	36
Total deferred tax assets	552	706	478	702
Deferred tax liabilities:				
Accrued expenses	(177)	(105)	–	(61)
Depreciation allowances in excess of the related depreciation	(1,048)	(878)	(498)	(546)
Change in fair value of available-for-sale securities	(64)	–	(46)	–
Total deferred tax liabilities	(1,289)	(983)	(544)	(607)
	(737)	(277)	(66)	95

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Net deferred tax asset recognised on the balance sheet	11	95	–	95
Net deferred tax liability recognised on the balance sheet	(748)	(372)	(66)	–
	(737)	(277)	(66)	95

At 31 December 2007, the Group's gross amount of unused tax losses not expected to be utilised was RMB401 million (2006: RMB423 million).

Tax losses in the PRC are available for carry forward to set off future PRC assessable income for a maximum period of five years. Of the RMB401 million tax losses at 31 December 2007, approximately RMB309 million and RMB92 million will expire in 2011 and 2012 respectively. In accordance with accounting policy set out in Note 2(u), the Group had not recognised deferred tax asset in respect of these unused tax losses as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire.

26 OTHER ASSETS

Other assets of the Group and the Company mainly include lump sum housing benefits (Note 42), software systems used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefit payable, software and prepayment for exclusive use right of an airport terminal are as follows:

	The Group		
	Lump sum housing benefit payable	**Software**	**Prepayment for exclusive use right of certain airport terminal**
	RMB million	*RMB million*	*RMB million*
At 1 January 2006	171	92	–
Additions	–	2	–
Amortisation	(26)	(27)	–
At 31 December 2006	145	67	–
At 1 January 2007	145	67	–
Additions	–	101	150
Amortisation	(26)	(19)	–
At 31 December 2007	119	149	150

	The Group		
	Lump sum housing benefit payable	**Software**	**Prepayment for exclusive use right of certain airport terminal**
	RMB million	*RMB million*	*RMB million*
At 1 January 2006	171	85	–
Additions	–	2	–
Amortisation	(26)	(23)	–
At 31 December 2006	145	64	–
At 1 January 2007	145	64	–
Additions	–	101	150
Amortisation	(26)	(19)	–
At 31 December 2007	119	146	150

27 FINANCIAL ASSETS/LIABILITIES

(a) Financial assets

	The Group and the Company	
	2007	2006
	RMB million	*RMB million*
Fuel option	2	–

(b) Financial liabilities

	The Group and the Company	
	2007	2006
	RMB million	*RMB million*
Fuel option	–	26
Foreign exchange forward option	5	–
	5	26

The above financial derivative instruments are held for trading.

28 INVENTORIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Expendable spare parts and maintenance materials	1,087	1,236	927	1,041
Other supplies	126	79	62	48
	1,213	1,315	989	1,089

The analysis of the amount of inventories recognised as an expense is as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Consumption	836	694	719	611
Write-down of inventories	101	161	74	144
	937	855	793	755

Inventories had been written down as a result of fleet adjustment during the current and prior years.

29 TRADE RECEIVABLES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Trade receivables	1,999	1,552	1,620	1,236
Allowance for doubtful debts	(33)	(40)	(28)	(36)
	1,966	1,512	1,592	1,200

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Within 1 month	1,803	1,355	1,488	1,112
More than 1 month but less than 3 months	144	131	97	81
More than 3 months but less than 12 months	18	24	7	7
More than 12 months	1	2	–	–
	1,966	1,512	1,592	1,200

All of the trade receivables are expected to be recovered within one year.

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	40	42	36	38
Impairment loss recognised	2	7	–	4
Uncollectible amounts written off	(9)	(9)	(8)	(6)
At 31 December	33	40	28	36

(c) **Trade receivables that are not impaired**

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Neither past due nor impaired	1,947	1,486	1,585	1,193

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

30 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Deposits with banks	1,111	26	1,011	–
Cash at bank and in hand	2,713	2,238	2,223	1,786
Cash and cash equivalents	3,824	2,264	3,234	1,786

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated 22 May 1997, as revised on 31 December 2004 and 15 November 2007 between the Company and SA Finance, all of the Group's deposits accepted by SA Finance were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December 2007, the Group's and the Company's deposits with SA Finance amounted to RMB906 million and RMB887 million respectively (2006: RMB629 million and RMB597 million respectively) (Note 41(d)).

31 BANK AND OTHER LOANS

(a) At 31 December 2007, bank and other loans were repayable as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Within 1 year or on demand	24,948	23,822	23,632	22,218
After 1 year but within 2 years	2,740	2,986	2,249	2,138
After 2 years but within 5 years	4,289	4,533	3,082	3,309
After 5 years	2,045	2,499	1,392	1,924
	9,074	10,018	6,723	7,371
	34,022	33,840	30,355	29,589

(b) At 31 December 2007, bank and other loans are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Short-term bank loans	21,313	19,908	20,846	18,983
Long-term bank and other loans due within one year (classified as current liabilities)	3,635	3,914	2,786	3,235
	24,948	23,822	23,632	22,218
Long-term bank and other loans due after one year (classified as non-current liabilities)	9,074	10,018	6,723	7,371
	34,022	33,840	30,355	29,589
Representing:				
Bank loans	34,019	33,818	30,355	29,589
Other loans	3	22	–	–
	34,022	33,840	30,355	29,589

(c) As at 31 December 2007, the Group's and the Company's weighted average interest rates on short-term borrowings were 5.14% and 5.12% per annum, respectively (2006: 5.77% and 5.78% per annum, respectively).

Subsequent to 31 December 2007 through 31 March 2008, the Group and the Company renewed certain short-term bank loans of RMB3,179 million. The renewed bank loans are unsecured, bear interest at floating rates ranging from 6-month LIBOR +0.50% to 1.80% per annum and are repayable within one year from their respective renewal dates.

(d) Details of bank and other loans with original maturity over one year are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Renminbi denominated loans				
Non-interest bearing loan from a municipal government authority	3	3	–	–
Floating interest rates ranging from 5.58% to 6.72% per annum as at 31 December 2007, with maturities through 2012	383	325	–	–
United States Dollars denominated loans				
Fixed interest rates ranging from 4.43% to 7.48% per annum as at31 December 2007, with maturities through 2015	1,337	1,863	1,077	1,440
Floating interest rates ranging from 3-month LIBOR + 0.50% to 0.75% per annum as at 31 December 2007, with maturities through 2010	1,527	1,727	1,527	1,727
Floating interest rates ranging from 6-month LIBOR + 0.28% to 1.20% per annum as at 31 December 2007, with maturities through 2017	9,459	9,995	6,905	7,439
Hong Kong Dollars denominated loans				
Non-interest bearing loan from a minority shareholder repayable within five years *(Note 41(g))*	–	19	–	–
	12,709	13,932	9,509	10,606
Less: loans due within one year classified as current liabilities	(3,635)	(3,914)	(2,786)	(3,235)
	9,074	10,018	6,723	7,371

(e) The remaining contractual maturities at the balance sheet date of the Group's and the Company's bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay, are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Within 1 year	26,233	25,248	24,741	23,453
After 1 year but within 2 years	3,157	3,513	2,543	2,522
After 2 years but within 5 years	4,899	5,348	3,487	3,920
After 5 years	2,215	2,779	1,480	2,118
	36,504	36,888	32,251	32,013

(f) As at 31 December 2007, bank and other loans of the Group and the Company totalling RMB8,583 million and RMB5,768 million, respectively (2006: RMB8,726 million and RMB5,788 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with carrying amount of RMB11,703 million and RMB7,698 million, respectively (2006: RMB10,345 million and RMB6,031 million, respectively).

(g) As at 31 December 2007, certain bank and other loans were guaranteed by the following parties:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Guarantors				
Industrial Commercial Bank of China	46	79	46	79
Export-Import Bank of the United States	516	828	257	404
Bank of China	–	74	–	74
CSAHC	1,176	1,484	1,042	1,270
Shenzhen Yingshun Investment Development Company Ltd.	22	22	–	–
SA Finance	3	5	–	–
Industrial Bank Co., Ltd.	–	48	–	–
Huaxia Bank Co., Ltd.	657	–	657	–
	2,420	2,540	2,002	1,827

(h) As at 31 December 2007, loans to the Group and the Company from SA Finance amounted to RMB329 million and RMB29 million, respectively (2006: RMB300 million and RMB Nil, respectively) (Note 41(d)).

(i) As at 31 December 2007, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB50,262 million (2006: RMB49,041 million), of which approximately RMB29,338 million (2006: RMB28,295 million) was utilised.

(j) The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since 21 July 2005, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has declined against the Renminbi since then. The Group has significant bank and other loans balances as well as obligations under finance leases (Note 32) which are denominated in US dollars. The net exchange gain of RMB2,832 million (2006: RMB1,492 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslating bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 45(c).

32 OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2008 to 2022. As at 31 December 2007, future payments under these finance leases are as follows:

	The Group					
		2007			2006	
	Obligations	Payments	Interest	Obligations	Payments	Interest
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Within 1 year	2,877	3,588	711	3,091	3,769	678
After 1 year but within 2 years	1,835	2,422	587	2,800	3,330	530
After 2 years but within 5 years	3,906	5,237	1,331	3,873	4,926	1,053
After 5 years	7,117	8,252	1,135	5,634	6,378	744
	15,735	19,499	3,764	15,398	18,403	3,005
Less: balance due within one year classified as current liabilities	(2,877)			(3,091)		
	12,858			12,307		

	The Company					
		2007			2006	
	Obligations	Payments	Interest	Obligations	Payments	Interest
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Within 1 year	2,855	3,537	682	3,091	3,769	678
After 1 year but within 2 years	1,813	2,373	560	2,800	3,330	530
After 2 years but within 5 years	3,830	5,085	1,255	3,873	4,926	1,053
After 5 years	6,662	7,707	1,045	5,634	6,378	744
	15,160	18,702	3,542	15,398	18,403	3,005
Less: balancedue within one yearclassified as currentliabilities	(2,855)			(3,091)		
	12,305			12,307		

Details of obligations under finance leases are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
United States Dollars denominated obligations				
Fixed interest rates ranging from 4.24% to 7.53% per annum as at 31 December 2007	6,587	8,314	6,012	8,314
Floating interest rates ranging 6 month LIBOR + 0.03% to 0.80% per annum as at 31 December 2007	7,626	4,761	7,626	4,761
Japanese Yen denominated obligations				
Fixed interest rates ranging from 2.20% to 3.95% per annum as at 31 December 2007	1,522	2,323	1,522	2,323
	15,735	15,398	15,160	15,398

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet as owned assets and bank loans, respectively, to reflect the substance of these transactions.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor's defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at 31 December 2007, certain of the Group's and the Company's aircraft with carrying amount of RMB21,273 million (2006: RMB19,730 million) million and RMB20,667 million(2006: RMB19,730 million) were mortgaged to secure finance lease obligations totalling RMB15,735 million (2006: RMB15,398 million) and RMB15,160 million (2006: RMB15,398 million).

33 TRADE PAYABLES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Trade payables	1,844	1,909	1,550	1,645

The following is the ageing analysis of trade payables:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Within 1 month	1,180	1,125	960	1,165
More than 1 month but less than 3 months	347	448	279	223
More than 3 months but less than 6 months	317	336	311	257
	1,844	1,909	1,550	1,645

As at 31 December 2007, the Group and the Company had an amount due to a fellow subsidiary of RMB Nil million (2006: RMB11 million) which was included in trade payables.

All of the trade payables are expected to be settled within one year.

34 AMOUNTS DUE FROM/TO RELATED COMPANIES

(a) Amounts due from related companies

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
CSAHC and its affiliates	6	4	6	4
An associate	1	2	1	2
Jointly controlled entities	111	122	111	122
	118	128	118	128

The amounts due from related companies were unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b) Amounts due to related companies

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB million	*RMB million*	*RMB million*	*RMB million*
CSAHC and its affiliates	76	167	63	167
Jointly controlled entities	118	87	79	67
	194	254	142	234

The amounts due to related companies were unsecured, interest free and have no fixed terms of repayment.

35 ACCRUED EXPENSES

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB million	*RMB million*	*RMB million*	*RMB million*
Jet fuel costs	1,210	1,020	884	757
Air catering expenses	161	153	230	153
Salaries and welfare	1,517	868	1,278	677
Repairs and maintenance	1,642	1,281	1,406	1,266
Provision for major overhauls *(Note 37)*	450	255	280	96
Provision for early retirement benefits *(Note 38)*	77	86	71	81
Landing and navigation fees	1,209	1,168	829	865
Computer reservation services	398	66	336	–
Interest expense	483	448	438	407
Others	207	118	182	85
	7,354	5,463	5,934	4,387

36 OTHER LIABILITIES

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB million	*RMB million*	*RMB million*	*RMB million*
CAAC Infrastructure Development Fund	96	189	77	130
Airport construction surcharge	257	404	217	335
Airport tax	414	288	414	288
Construction cost payable	110	130	80	98
Advance payments on chartered flights	63	100	56	90
Sales agent deposits	239	221	205	180
Other taxes payable	827	494	565	274
Others	988	910	901	691
	2,994	2,736	2,515	2,086

37 PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	1,060	452	652	309
Provision for the year	376	683	306	370
Transfer from Guangxi Airlines *(Note 20)*	–	–	–	34
Provision utilised during the year	(303)	(75)	(127)	(61)
At 31 December	1,133	1,060	831	652
Less: current portion included in accrued expenses *(Note 35)*	(450)	(255)	(280)	(96)
	683	805	551	556

38 PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	392	–	376	–
Provision for the year *(Note 10)*	12	392	9	376
Financial cost *(Note 11)*	15	–	14	–
Less: payment actuarial gain on the obligations	(98)	–	(93)	–
	(14)	–	(13)	–
At 31 December	307	392	293	376
Less: current portion included in accrued expenses *(Note 35)*	(77)	(86)	(71)	(81)
	230	306	222	295

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

39 SHARE CAPITAL

	The Group and the Company	
	2007	2006
	RMB million	*RMB million*
Registered, issued and paid up capital:		
2,200,000,000 domestic state-owned shares of RMB1.00 each	2,200	2,200
1,174,178,000 H shares of RMB1.00 each	1,174	1,174
1,000,000,000 A shares of RMB1.00 each	1,000	1,000
	4,374	4,374

All the domestic state-owned, H and A shares rank pari passu in all material respects.

Capital Management

The Group's primary objectives in managing capital are to safeguard its ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated on net debt as a percentage of the total equity where net debt are represented by the aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents. The Group's debt to equity ratios over the past five years have been trending upward towards 484% at 31 December 2006 because of the acquisitions of aircraft and businesses during 2006.

There was no change in the Group's approach to capital management during 2007 compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio stood at 409% at 31 December 2007.

40 RESERVES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Share premium				
At 1 January and at 31 December	5,325	5,325	5,325	5,325
Fair value reserve				
At 1 January	–	–	–	–
Change in fair value of available-for-sale securities	183	–	130	–
At 31 December	183	–	130	–
Statutory surplus reserve *(Note a)*				
At 1 January	526	349	526	349
Transfer from statutory public welfare fund *(Note b)*	–	177	–	177
At 31 December	526	526	526	526
Statutory public welfare fund *(Note b)*				
At 1 January	–	177	–	177
Transfer to statutory surplus reserve	–	(177)	–	(177)
At 31 December	–	–	–	–
Discretionary surplus reserve *(Note c)*				
At 1 January at 31 December	77	77	77	77
Other reserve				
At 1 January	–	–	–	–
Share of an associate's reserves movement	4	–	–	–
At 31 December	4	–	–	–
Retained earnings/(accumulated losses)				
At 1 January	(114)	(302)	(2,078)	(1,997)
Profit/(loss) for the year	1,871	188	1,805	(81)
At 31 December	1,757	(114)	(273)	(2,078)
Total	7,872	5,814	5,785	3,850

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained earnings at the financial year end.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) According to the revised PRC Company Law effective on 1 January 2006, appropriation to the statutory public welfare fund is no longer required and the balance of statutory public welfare fund at 31 December 2005 was transferred to statutory surplus reserve.

(c) The appropriation to this reserve is subject to shareholders' approval. The usage of this reserve is similar to that of statutory surplus reserve.

(d) Dividend distributions may be proposed at the discretion of the Company's board of directors, after consideration of the transfers referred to above and making up cumulative prior years' losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at 31 December 2007, the Company did not have any distributable reserves (2006: Nil).

41 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 13, is as follows:

	2007 *RMB'000*	2006 *RMB'000*
Short-term employees benefits	12,226	6,638
Post-employment benefits	275	220
	12,501	6,858

	2007 *RMB'000*	2006 *RMB'000*
Directors and supervisors *(Note 13)*	6,790	4,334
Senior management	5,711	2,524
	12,501	6,858

Total remuneration is included in "staff costs" *(Note 10)*.

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 42.

(c) **Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group**

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	**2007** *RMB million*	**2006** *RMB million*
Expenses paid to the CSAHC Group			
Handling charges	*(i)*	46	29
Air catering supplies	*(ii)*	157	194
Commission expense	*(iii)*	7	43
Sundry aviation supplies	*(iv)*	72	86
Lease charges for aircraft	*(v)*	–	3
Lease charges for land and buildings	*(vi)*	101	99
Property management fee	*(vii)*	31	26
Expenses paid to jointly controlled entities			
Ground service expenses	*(viii)*	37	43
Repairing charges	*(ix)*	1,047	1,183
Flight simulation service charges	*(x)*	120	133
Income received from a jointly controlled entity			
Rental income	*(x)*	31	35
Acquisition of CSAHC Hainan	*(xi)*	–	5
Disposal of properties to the CSAHC Group	*(xii)*	–	23
Acquisition of assets from CSAHC Group	*(xiii)*	270	–
Disposal of GZ Aviation Hotel to CSAHC Group	*(xiv)*	75	–

(i) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC.

(ii) The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited and Southern Airlines (Group) Catering Co., Ltd ("Air Catering"), which are an associate and a wholly-owned subsidiary of CSAHC respectively. Air Catering was acquired by the Company on 14 August 2007 (Note 41(c) (xiii)).

(iii) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(iv) Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company ("SAGEDC"), a subsidiary of CSAHC.

(v) The Group leased an aircraft from CSAHC Hainan Co., Ltd. ("CSAHC Hainan"), a wholly-owned subsidiary of CSAHC. The lease was terminated on 30 April 2006.

(vi) The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings amounted to RMB101 million (2006: RMB99 million) were paid or payable to CSAHC in 2007.

(vii) Guangzhou China Southern Airlines Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(viii) Beijing Ground Service Co., Ltd., a jointly controlled entity of the Group, provides airport ground service to the Group.

(ix) Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd, jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(x) Zhuhai Xiang Yi, a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(xi) On 30 April 2006, the Company acquired certain assets of CSAHC Hainan at a total consideration of RMB294 million, which was partly satisfied by assumption of debts and liabilities of CSAHC Hainan totalling RMB289 million outstanding as at that date. The remaining balance of RMB5 million had been settled in cash during the year (Note 44(d)).

(xii) On 28 December 2006, the Company disposed of certain properties to CSAHC at a consideration of RMB23 million.

(xiii) On 14 August 2007, the Company signed an agreement to acquire (1) the entire equity interest in Air Catering; (2) certain assets of Guangzhou BiHuaYuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited ("Nan Lung Freight"), from CSAHC for a total consideration of RMB270 million (Note 44(b)).

(xiv) On 14 August 2007, the Company signed an agreement to dispose of equity interests in GZ Aviation Hotel Co., Ltd. to CSAHC at a consideration of RMB75 million (Note 44(c)).

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2007 *RMB million*	2006 *RMB million*
Receivables:		
The CSAHC Group	6	4
An associate	1	2
Jointly controlled entities	111	122
Payables:		
The CSAHC Group	76	167
Jointly controlled entities	118	87

The amounts due from/to the CSAHC Group, the associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2007, loans from SA Finance to the Group amounted to RMB329 million (2006: RMB300 million). The loans are unsecured and repayable within one year.

Interest expense paid on such loans amounted to RMB17 million (2006: RMB16 million) and the interest rates ranged from 5.10% to 6.16% per annum during the year ended 31 December 2007 (2006: 5.02% to 5.26% per annum).

The loans are guaranteed by CSAHC (included in the amount as disclosed in (e) below).

(ii) Deposits placed with SA Finance

At 31 December 2007, the Group's deposits with SA Finance amounted to RMB906 million (2006: RMB629 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB20 million (2006: RMB5 million).

(e) Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2007	2006
	RMB million	*RMB million*
CSAHC	1,176	1,484
SA Finance	3	5

(f) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 41(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	2007	2006
	RMB million	*RMB million*
Jet fuel cost	14,814	13,054
Interest income	47	33
Interest expense	1,751	1,405

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	2007	2006
	RMB million	*RMB million*
Cash and deposits at bank	2,624	1,434
Short-term bank loans and current portion of long-term bank loans	23,004	21,209
Long-term bank loans, less current portion	6,772	8,223

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2007	2006
	RMB million	*RMB million*
Guarantees on certain bank loans of the Group	703	201

(g) Loan from minority shareholders

A loan of RMB19 million from a minority shareholder was outstanding at 31 December 2006. The loan was unsecured, interest free and repayable within five years. The loan was fully repaid during 2007.

42 RETIREMENT AND HOUSING BENEFITS

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 9% to 24% (2006: 10% to 23%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureaus at the retirement date. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

The Group has no obligation for the payment of pension benefits beyond the contributions described above.

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the group are eligible to one of the following housing benefit schemes:

(i) Pursuant to the comprehensive services agreement (the "Service Agreement") dated 22 May 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 million to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by 31 December 2004.

(ii) Pursuant to a staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income. As at 31 December 2007, the Group and the Company had made payments totalling RMB173 million (2006: RMB170 million) under the scheme and recorded its remaining contractual liabilities totalling RMB87 million (2006: RMB90 million) on the balance sheets. Housing allowances are payable when applications are received from eligible employees.

(iii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the income statement as incurred.

43 SEGMENTAL INFORMATION

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit/(loss) by geographical segment is based on the following criteria:

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong and Macau) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong/Macau, and the PRC and overseas destinations is attributed to the Hong Kong and Macau operation and international operation respectively.

(ii) Other revenue from ticket selling, general aviation services, ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

	Domestic	Hong Kong and Macau	International	Total
	RMB million	*RMB million*	*RMB million**	*RMB million*
2007				
Traffic revenue	42,526	1,140	9,631	53,297
Other operating revenue	1,188	17	–	1,205
Total operating revenue	43,714	1,157	9,631	54,502
Operating profit/(loss)	2,435	58	(874)	1,619
2006				
Traffic revenue	35,707	1,329	8,051	45,087
Other operating revenue	1,132	–	–	1,132
Total operating revenue	36,839	1,329	8,051	46,219
Operating profit/(loss)	1,258	4	(617)	645

* *Asian market accounted for approximately 68% (2006: 64%) of the Group's total international traffic revenue for the year ended 31 December 2007. The remaining portion was mainly derived from the Group's flights to / from European, North American and Australian regions.*

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group's non-aircraft assets are located in the PRC.

44 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Non cash transactions – acquisitions of aircraft

During the year ended 31 December 2007, aircraft acquired under finance leases amounted to RMB4,330 million (2006: RMB3,402 million).

(b) Effect of the acquisition of Nan Lung Freight and Air Catering

The Company acquired a 51% equity interest in Nan Lung Freight and a 100% equity interest in Air Catering on 31 August 2007. Details are as follows:

	RMB million
Assets acquired:	
Property, plant and equipment, net	77
Inventories	6
Trade receivables	106
Other receivables	7
Cash and cash equivalents	54
	250
Liabilities assumed:	
Trade payables	30
Accrued expenses	10
Other liabilities	18
	58
Minority interest	80
Net identifiable assets and liabilities	112
Satisfied by:	
Cash	112
Analysis of the net outflow of cash and cash equivalents in respect of the acquisition:	
Cash consideration paid	(112)
Cash and cash equivalents acquired	54
Net outflow of cash and cash equivalents in respect of the acquisition	(58)

(c) Effect of the disposal of GZ Aviation Hotel

The Company disposed of its 90% equity interest in GZ Aviation Hotel to CSAHC on 31 August 2007. Details are as follows:

	RMB million
Assets disposed of:	
Property, plant and equipment, net	72
Trade receivables	1
Other receivables	6
Cash and cash equivalents	1
	80
Liabilities disposed of:	
Other liabilities	4
Minority interest	8
Net identifiable assets and liabilities	68
Gain on disposal	7
	75
Satisfied by:	
Cash	75
Analysis of the net inflow of cash and cash equivalents in respect of the disposal:	
Cash consideration received	75
Cash and cash equivalents disposed of	(1)
Net inflow of cash and cash equivalents in respect of the disposal	74

(d) Effect of the acquisition of CSAHC Hainan

The Company acquired certain assets of CSAHC Hainan on 30 April 2006. Details are as follows:

	RMB million
Assets acquired:	
Property, plant and equipment, net	131
Lease prepayment	35
Inventories	28
Trade receivables	30
Other receivables	32
Cash and cash equivalents	38
	294
Liabilities assumed:	
Trade payables	28
Accrued expenses	14
Other liabilities	247
	289
Net identifiable assets and liabilities	5
Satisfied by:	
Cash	5
Analysis of the net inflow of cash and cash equivalents in respect of the acquisition:	
Cash consideration paid	(5)
Cash and cash equivalents acquired	38
Net inflow of cash and cash equivalents in respect of the acquisition	33

45 FINANCIAL INSTRUMENTS

Exposure to liquidity, interest rate, currency, jet fuel price risk and credit risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Liquidity risk

As at 31 December 2007, the Group's current liabilities exceeded its current assets by RMB33,811 million. For the year ended 31 December 2007, the Group recorded a net cash inflow from operating activities of RMB6,869 million, a net cash outflow from investing activities of RMB4,844 million and a net cash outflow from financing activities of RMB465 million, and resulted in a net increase in cash and cash equivalents of RMB1,560 million.

In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2007 when they fall due during 2008. Subsequent to 31 December 2007 through 31 March 2008, the Group renewed short-term loans outstanding of RMB3,179 million (Note 31). The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2008. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2007, the Group's recognised bank and other loans, finance lease obligations, trade payables and amounts due to related companies as disclosed in Notes 31, 32, 33 and 34 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date).

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans, and finance lease obligations are disclosed in Notes 31 and 32 respectively.

At 31 December 2007, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would decrease the Group's profit after tax by approximately RMB279 million (2006: RMB254 million).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(c) Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance lease (Note 32) and bank and other loans (Note 31) are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Under the contracts, the Group will buy US$1 million by selling Japanese Yen at certain specified rates on each of the 35 settlement dates until the maturity of the contracts in 2010. For the year ended 31 December 2007, a net loss of approximately RMB5 million arising from changes in the fair value of these foreign currency forward option contracts has been recognised in profit or loss. At 31 December 2007, the fair value of these currency forward option contracts was financial liabilities of approximately RMB5 million.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

The following table indicates the approximate change in Group's profit after tax in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	The Group			
	2007		2006	
	Increase in foreign exchange rates	Effect on profit after tax and retained profits *RMB million*	Increase in foreign exchange rate	Effect on profit after tax and retained profits *RMB million*
United States Dollars	5%	1,815	5%	1,649
Japanese Yen	2%	24	2%	37

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(d) Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

	2007		2006	
	Assets *RMB million*	Liabilities *RMB million*	Assets *RMB million*	Liabilities *RMB million*
Fuel option contracts	2	–	–	26

At 31 December 2007, the Group had outstanding fuel option contracts to buy approximately 3,300,000 barrels (2006: approximately 6,150,000 barrels) of crude oil at prices ranging from US$42 to US$64 per barrel (2006: US$55 to US$79 per barrel). However if the prevailing market price of crude oil is above the price as stipulated in the contracts at settlement date of a fuel option, that fuel option at the particular settlement date will be invalidated. On the other hand, the Group sold fuel put options contracts to approved counter-party and had outstanding options at 31 December 2007 of approximately 7,800,000 barrels (2006: 12,300,000 barrels) of crude oil at prices ranging from US$40 to US$54 per barrel (2006: US$43 to US$60 per barrel). All contracts will expire between 2008 and 2009.

A change in price of US$1 per tonne of jet fuel affects the Group's annual fuel costs by RMB22 Million, assuming no change in volume of fuel consumed.

(e) Credit risk

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at 31 December 2007, the balance due from BSP agents amounted to RMB1,238 million (2006: RMB863 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations.

(f) Fair value

(i) All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2007 and 2006.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

– Cash and cash equivalents, trade receivables, other receivables and other current assets, trade payables, taxes payable and other liabilities

The carrying values approximate their fair values because of the short maturities of these instruments.

– Financial assets/liabilities

The fair values of fuel option contracts and foreign exchange forward option contracts are determined based on dealer price quotations and options pricing model without any deduction for transaction costs.

– Available-for-sale equity securities

The fair value is determined based on quoted market prices without any deduction for transaction costs.

– Bank and other loans

The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

– Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(ii) The economic characteristics of the Group's finance leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(iii) Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of this balance.

46 COMMITMENTS

(a) Capital commitments

As at 31 December 2007, the Group and the Company had capital commitments as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	88,742	66,881	74,931	59,967
Other commitments				
– authorised and contracted for	772	420	746	420
– authorised but not contracted for	1,686	1,404	1,273	1,352
	2,458	1,824	2,019	1,772
	91,200	68,705	76,950	61,739

As at 31 December 2007, the Group had on order 212 aircraft and certain flight equipment, scheduled for deliveries in 2008 to 2013. Deposits of RMB15,366 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2007, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
2007	–	12,299	–	10,886
2008	19,125	22,572	17,912	21,276
2009	20,767	17,483	18,571	15,280
2010	20,065	14,232	17,205	12,399
2011	12,747	295	9,981	126
2012 and afterwards	16,038	–	11,262	–
	88,742	66,881	74,931	59,967

As at 31 December 2007, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

	2007	2006
	RMB million	*RMB million*
Authorised and contracted for	1	11
Authorised but not contracted for	32	208
	33	219

(b) Operating lease commitments

As at 31 December 2007, the total future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were payable as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	*RMB million*	*RMB million*	*RMB million*
Payments due				
Within 1 year	3,512	3,077	3,091	2,756
After 1 year but within 5 years	13,836	10,846	11,597	10,143
After 5 years	10,831	8,046	9,451	7,812
	28,179	21,969	24,139	20,711

(c) Investing commitments

As at 31 December 2007, the Group and the Company committed to make capital contributions in respect of:

	2007	2006
	RMB million	*RMB million*
A jointly controlled entity	–	83
A subsidiary	133	–
	133	83

47 CONTINGENT LIABILITIES

(a) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to an indemnification agreement dated 22 May 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

(b) A writ of summons was issued on 30 May 2007 by certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company or a total sum of approximately HKD107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan, annual bonus and interest on late payment during the period from 1 September 2004 to 31 August 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors consider that given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

(c) During the year, the Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB 90,858,000 to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2007, none of the personal bank loans were drawn down from the banks.

48 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) On 18 April 2008, Xiamen Airlines Company Limited, a subsidiary of the Company, entered into a purchase agreement with Boeing Company for the purchase of 20 Boeing B737-800 series aircraft scheduled for delivered from 2014 to 2015. According the information provided by Boeing, the catalogue price for the 20 Boeing B737-800 series aircraft is around US$1,500 million.

(b) On 18 April 2008, the Board proposed to the shareholders of the Company for their consideration and approval a bonus share issue (the "Bonus Share Issue") by the conversion of share premium to share capital. Pursuant to the Bonus Share Issue, which is based on 4,374,178,000 shares in issue as at 31 December 2007, the number of paid up shares will be increased by 2,187,089,000 share to 6,561,267,000 shares. The Bonus Share Issue is conditional upon (i) the passing of the special resolution to approve the Bonus Share Issue at the Annual General Meeting and the class meeting of holders of H shares of the Company; (ii) approval from the Ministry of Commerce of the PRC being obtained; and (iii) in respect of the new H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the new H Shares.

(c) On 18 April 2008, the Board proposed the issuance of short-term financing bills in the PRC in the principal amount of up to RMB4 billion and the submission of such proposal to the shareholders' approval. The short-term financing bills are to be used to fund the operating activities of the Company.

(d) During the year, the shareholders of the Company authorised the Board to approve guarantees on personal bank loans of its pilot trainees of no more than RMB100 million in each fiscal year (Note 47(c)). On 18 April 2008, the Board further proposed to the shareholders of the Company for their consideration and approval the increase of the amount of such guarantee to no more than RMB400 million in each of the fiscal year.

49 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As at 31 December 2007, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

50 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on a reasonable and supportable assumptions and projections of traffic revenue and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of trade receivables

The Group maintains an allowance for impairment of bad and doubtful debts for estimated losses resulting from the inability of the debtors to make required payments. The Group bases the estimates of future cash flows on the ageing of the trade receivables balance, debtors' credit-worthiness, and historical write-off experience. If the financial condition of the debtors were to deteriorate, actual write-offs would be higher than estimated.

51 COMPARATIVE FIGURES

The comparative figures represent figures for the year ended 31 December 2006. Certain items in these comparative figures have been reclassified to conform with the current year's presentation to facilitate comparison.

52 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2007 and which have not been adopted in these financial statements:

	Effective for accounting period beginning on or after
IFRS 8, *Operating Segments*	1 January 2009
IFRIC 11, *IFRS 2 – Group and Treasury Share Transactions*	1 March 2007
IFRIC 12, *Service Concession Agreements*	1 January 2008
IFRIC 13, *Customer Loyalty Programmes*	1 July 2008
IFRIC 14, *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*	1 January 2008
IAS 1 (Revised), *Presentation of Financial Statement*	1 January 2009
IAS 23 (Revised), *Borrowing Costs*	1 January 2009
Amendment to IFRS 2, *Share-Based Payment – Vesting Conditions and Cancellations*	1 January 2009
Amendments to IAS 32, *Financial instruments: Presentation and IAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation*	1 January 2009
IFRS 3 (Revised), *Business Combinations*	Applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009
Amendments to IAS 27, *Consolidated and Separate Financial Statements*	1 July 2009

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group believes that the adoption of measurement of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position except for IFRIC 13. IFRIC 13 is effective for the Group's accounting period beginning on or after 1 January 2009 and may result in changes to revenue recognition in respect of mileages granted under the Group's frequent flyer programmes.

53 SUBSIDIARIES

The particulars of the Group's principal subsidiaries as of 31 December 2007 are as follows:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Southern Airlines (Group) Shantou Airlines Company Limited *(a)*	PRC	RMB280,000,000	60%	Airline
Chongqing Airlines Company Limited *(a)*	PRC	RMB1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited *(a)*	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited *(a)*	PRC	RMB700,000,000	60%	Airline
Guizhou Airlines Company Limited *(a)*	PRC	RMB80,000,000	60%	Airline
Nan Lung International Freight Limited	HK	HKD3,270,000	51%	Freight services
Guangzhou Air Cargo Company Limited *(a)*	PRC	RMB238,000,000	70%	Cargo services
Guangzhou Baiyun International Logistic Company Limited *(a)*	PRC	RMB50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited *(a)*	PRC	RMB10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited *(b)*	PRC	RMB120,000,000	75%	Air catering
China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	65%	Pilot training services
Xinjiang Civil Aviation Property Management Limited *(a)*	PRC	RMB251,332,832	51.8%	Property management

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c) Certain of the Group's subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

54 ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2007 are as follows:

Name of company	Place of establishment/ operation	Proportion of ownership interest held by Group's effective interest	The Company	Subsidiaries	Principal activities
Guangzhou Aircraft Maintenance Engineering Company Limited *(a)*	PRC	50%	50%	–	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	–	Airline
MTU Maintenance Zhuhai Co., Limited *(a)*	PRC	50%	50%	–	Provision of engine repair and maintenance services
China Postal Cargo Airlines Limited *(a)*	PRC	49%	49%	–	Airline
Zhuhai Xiang Yi Aviation Technology Company Limited *(a)*	PRC	51%	51%	–	Provision of flight simulation services
Beijing Southern Airlines Ground Services Company Limited *(a)*	PRC	50%	50%	–	Provision of airport ground services
Guangzhou China Southern Zhongmian Dutyfee Store Co., Limited	PRC	50%	50%	–	Sales of duty free goods in flight

(a) These are jointly controlled entities.

(b) Certain of the Group's jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

I INDEBTEDNESS

At the close of business on 31 March 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank and other loans of approximately RMB35,186,000,000 and finance lease obligations of approximately RMB14,694,000,000.

At 31 March 2008, bank and other loans of the Group of approximately RMB8,115,000,000 were secured by certain aircraft with an aggregate carrying amount of RMB11,462,000,000. Finance lease obligations were secured by the related leased aircraft with an aggregate carrying amount of RMB20,269,000,000. In addition, bank loans of RMB3,341,000,000 and finance lease obligation of RMB7,019,000,000 were guaranteed by certain banks.

II STATEMENT ON FINANCIAL LIABILITIES

Save as disclosed above and apart from intra-group liabilities at the close of business on 31 March 2008, the Group did not have any material outstanding mortgages, charges, liabilities or any term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and loans, debt securities or similar indebtedness, or any hire purchase or finance lease commitments, or any guarantees or other material contingent liabilities.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 31 March 2008.

III MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results

2007 compared to 2006

Operating Revenues

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.8% and 97.6% of total operating revenue in 2007 and 2006 respectively. Passenger revenue and, cargo and mail revenue accounted for 93.1% and 6.9% respectively of total traffic revenue in 2007. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 19.4% rise in passenger revenue from RMB41,549 million in 2006 to RMB49,600 million in 2007 resulting from increased traffic volume. The total number of passengers carried increased by 15.6% to 56.90 million passengers in 2007. RPKs increased by 17.5% from 69,582 million in 2006 to 81,727 million in 2007, primarily as a result of the increase in number of passengers carried. Passenger yield increased by RMB0.01.

Domestic passenger revenue, which accounted for 82.3% of the total passenger revenue in 2007, increased by 19.4% from RMB34,174 million in 2006 to RMB40,818 million in 2007. Domestic passenger traffic in RPKs increased by 17.6%, mainly due to an increase in number of passengers carried. Domestic passenger yield increased from RMB0.59 in 2006 to RMB0.60 in 2007.

Hong Kong and Macau passenger revenue, which accounted for 2.2% of total passenger revenue, decreased by 12.7% from RMB1,230 million in 2006 to RMB1,074 million in 2007. For Hong Kong and Macau flights, passenger traffic in RPKs decreased by 23.4%, while passenger capacity in ASKs decreased by 23.5%, resulting in the passenger load factor of 62.7%, which is unchanged from 2006. Passenger yield increased from RMB0.80 in 2006 to RMB0.91 in 2007 mainly caused by the decrease of long distance routes such as Hong Kong – Beijing. Generally, long distance routes have a lower yield than short distance ones.

International passenger revenue, which accounted for 15.5% of total passenger revenue, increased by 5.4% from RMB6,145 million in 2006 to RMB7,708 million in 2007. For international flights, passenger traffic in RPKs increased by 22.8%, while passenger capacity in ASKs increased by 24.1%, resulting in decrease of a 0.7 percentage point in passenger load factor from 2006. Passenger yield increased by 1.6% from RMB0.62 in 2006 to RMB0.63 in 2007 mainly resulted from the continued growth of demand for international flights in the PRC.

Cargo and mail revenue, which accounted for 6.9% of the Group's total traffic revenue and 6.8% of total operating revenue, increased by 4.5% from RMB3,538 million in 2006 to RMB3,697 million in 2007. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 6.4% from RMB1,132 million in 2006 to RMB1,205 million in 2007. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2007 amounted to RMB53,013 million, representing an increase of 15.5% or RMB7,106 million over 2006, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 99.3% in 2006 to 97.3% in 2007.

Flight operations expenses, which accounted for 54.9% of total operating expenses, increased by 16.2% from RMB25,022 million in 2006 to RMB29,082 million in 2007, primarily as a result of increases in jet fuel costs, operating lease charges of aircraft, catering expenses, and CAAC Infrastructure Development Fund Contributions. Jet fuel

costs, which accounted for 63.0% of flight operations expenses, increased by 13.1% from RMB16,193 million in 2006 to RMB18,316 million in 2007 mainly as a result of increased fuel prices and fuel consumption. Operating lease charges of aircraft increased by 23.4% from RMB3,027 million in 2006 to RMB3,735 million in 2007 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 15.4% from RMB1,170 million in 2006 to RMB1,350 million in 2007 due to the increase in number of passengers carried. CAAC Infrastructure Development Fund Contributions increased by 10.9% from RMB1,127 million in 2006 to RMB1,250 million in 2007.

Maintenance expenses which accounted for 8.8% of total operating expenses, increased by 16.1% from RMB3,999 million in 2006 to RMB4,643 million in 2007. The increase was mainly due to fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 15.5% from RMB7,063 million in 2006 to RMB8,160 million in 2007. The increase primarily resulted from a 12.9% rise in landing and navigation fees from RMB5,343 million in 2006 to RMB6,030 million in 2007, due to an increase in number of landing and takeoffs.

Promotional and sales expenses, which accounted for 6.6% of total operating expenses, increased by 23.7% from RMB2,811 million in 2006 to RMB3,478 million in 2007.

General and administrative expenses, which accounted for 3.7% of the total operating expenses, increased by 2.2% from RMB1,941 million in 2006 to RMB1,983 million in 2007.

Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 11.7% from RMB4,971 million in 2006 to RMB5,554 million in 2007, mainly resulting from the additional depreciation charge on aircraft delivered in 2006 and 2007.

Other Income, Net

Net gain on disposal of property, plant and equipment decreased by 61.0% from RMB333 million in 2006 to RMB130 million in 2007. The gain in 2007 was mainly due to the disposal of 11 MD82 aircraft to certain independent third parties.

Operating Profit

The operating profit increased by 151.0%, from RMB645 million in 2006 to RMB1,619 million in 2007. This was mainly because operating revenue increased by RMB8,283 million or 17.9% in 2007 while operating expenses increased by RMB7,106 million or 15.5% in the same period.

Non-operating Income/(Expenses)

Interest expense increased by 10.7% from RMB2,070 million in 2006 to RMB2,291 million in 2007, mainly due to the increase in loans and obligations under finance leases. Interest income increased by 78.0% from RMB41 million in 2006 to RMB73 million in 2007, mainly attributable to the increase in average bank deposits balances during 2007.

Net exchange gain increased by 89.8% from RMB1,492 million in 2006 to RMB2,832 million in 2007, mainly resulted from Renminbi appreciation during 2007. Such amount mainly represented unrealised translation gain on retranslation of foreign currency denominated liabilities at year end.

Liquidity, Financial Resources and Capital Structure

As at 31 December 2007, the Group's net current liabilities exceeded its current assets by RMB33,811 million. For the year ended 31 December 2007, the Group recorded a net cash inflow from operating activities of RMB6,869 million, a net cash outflow from investing activities of RMB4,844 million and a net cash outflow from financing activities of RMB465 million and an increase in cash and cash equivalents of RMB1,560 million.

In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2007 when they fall due during 2008. Subsequent to 31 December 2007 through 31 March 2008, the Group renewed short-term loans outstanding of RMB3,179 million. The Directors believe that sufficient financing will be available to the Group.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2008. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2007, the Group's borrowings totalled RMB49,757 million, representing an increase of RMB519 million from RMB49,238 million at 31 December 2006 which included borrowings of fixed interest rates amounted to RMB9,446 million

(2006: RMB17,261 million). Such borrowings were denominated, to a larger extent, in US dollar and, to a smaller extent, in Japanese Yen, Renminbi and Hong Kong dollars. Of such borrowings, RMB27,825 million, RMB4,575 million, RMB3,296 million, RMB2,922 million and RMB11,139 million will be repayable in 2008, 2009, 2010, 2011, 2012 and thereafter respectively. As at 31 December 2007, cash and cash equivalents of the Group totalling RMB3,824 million, of which 14.3% were denominated in foreign currencies, increased by 68.9% from RMB2,264 million at 31 December 2006.

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) decreased by 2.4% to RMB60,204 million at 31 December 2007.

As at 31 December 2007, total equity attributable to equity shareholders of the Company amounted to RMB12,246 million, representing an increase of RMB2,058 million from RMB10,188 million at 31 December 2006. Total equity at 31 December 2007 amounted to RMB14,712 million (2006: RMB12,121 million).

Ratio of net debt to total equity of the Group at 31 December 2007 was 4.1 times, as compared to 4.8 times at 31 December 2006.

Charge on Assets

As at 31 December 2007, certain aircraft of the Group with an aggregate carrying value of approximately RMB32,976 million (2006: RMB30,075 million) were mortgaged under certain loan and lease agreements.

Commitments

As at 31 December 2007, the Group had capital commitments of approximately RMB91,200 million. Of such amounts, RMB88,742 million related to the acquisition of aircraft and related flight equipment and RMB2,458 million for other projects.

As at 31 December 2007, capital commitments of a jointly controlled entity shared by the Group amounted to RMB33 million.

As at 31 December 2007, the Group was committed to make capital contributions to a subsidiary amounted to approximately RMB133 million.

Employees

As at 31 December 2007, the Group had an aggregate of 45,474 employees (2006: 45,575).

Operating Results

2006 compared to 2005

Operating Revenues

The Group's operating revenue increased by RMB7,926 million or 20.7% from RMB38,293 million in 2005 to RMB46,219 million in 2006.

Traffic revenue accounted for 97.6% and 97.7% of total operating revenue in 2006 and 2005 respectively. Passenger revenue and, cargo and mail revenue accounted for 92.2% and 7.8% respectively of total traffic revenue in 2006. The other operating revenue has mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 21.0% rise in passenger revenue from RMB34,328 million in 2005 to RMB41,549 million in 2006 resulting from increased traffic volume. The total number of passengers carried increased by 11.5% to 49.21 million passengers in 2006. RPKs increased by 12.4% from RMB61,923 million in 2005 to RMB69,582 million in 2006, primarily as a result of the increase in number of passengers carried. Passenger yield increased by RMB0.05.

Domestic passenger revenue, which accounted for 82.2% of the total passenger revenue in 2006, increased by 21.3% from RMB28,182 million in 2005 to RMB34,174 million in 2006. Domestic passenger traffic in RPKs increased by 12.9%, mainly due to an increase in number of passengers carried. Domestic passenger yield increased from RMB0.55 to RMB0.60 in 2006.

Hong Kong and Macau passenger revenue, which accounted for 3.0% of total passenger revenue, increased by 3.0% from RMB1,194 million in 2005 to RMB1,230 million in 2006. For Hong Kong and Macau flights, passenger traffic in RPKs decreased slightly by 0.5%, while passenger capacity in ASKs decreased by 7.4%, resulting in a 4.4 percentage point increase in passenger load factor from 2005. Passenger yield increased from RMB0.77 in 2005 to RMB0.80 in 2006 mainly due to higher ticket price for compensating surging fuel cost.

International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 24.1% from RMB4,952 million in 2005 to RMB6,145 million in 2006. For international flights, passenger traffic in RPKs increased by 11.4%, while passenger capacity in ASKs increased by 9.0%, resulting in a 1.4 percentage point rise in passenger load factor from 2005. Passenger yield increased by 10.7% from RMB0.56 in 2005 to RMB0.62 in 2006 mainly resulted from the continued growth of demand for international flights in the PRC.

Cargo and mail revenue, which accounted for 7.8% of the Group's total traffic revenue and 7.7% of total operating revenue, increased by 14.5% from RMB3,091 million in 2005 to RMB3,538 million in 2006. The increase was attributable to the increasing traffic demand. Other operating revenue increased by 29.5% from RMB874 million in 2005 to RMB1,132 million in 2006. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2006 amounted to RMB45,907 million, representing an increase of 15.9% or RMB6,309 million over 2005, primarily due to the total effect of increases in jet fuel costs, and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 103.4% in 2005 to 99.3% in 2006.

Flight operations expenses, which accounted for 54.5% of total operating expenses, increased by 26.6% from RMB19,761 million in 2005 to RMB25,022 million in 2006, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 64.7% of flight operations expenses, increased by 35.7% from RMB11,929 million in 2005 to RMB16,193 million in 2006 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 21.2% from RMB2,497 million in 2005 to RMB3,027 million in 2006 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 1.7% from RMB1,150 million in 2005 to RMB1,170 million in 2006 due to the increase in number of passengers carried. Labour costs for flight personnel increased by 6.1% from RMB1,598 million in 2005 to RMB1,697 million in 2006, largely due to the increase in flying hours. CAAC Infrastructure Development Fund Contributions increased by 15.2% from RMB978 million in 2005 to RMB1,126 million in 2006.

Maintenance expenses which accounted for 8.7% of total operating expenses, decreased by 12.9% from RMB4,589 million in 2005 to RMB3,999 million in 2006. The decrease was mainly due to certain major overhaul costs capitalised during the year.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 8.1% from RMB6,534 million in 2005 to RMB7,063 million in 2006. The increase primarily resulted from a 7.3% rise in landing and navigation fees from RMB4,977 million in 2005 to RMB5,343 million in 2006, due to an increase in number of landing and takeoffs.

Promotional and sales expenses, which accounted for 6.1% of total operating expenses, increased slightly by 1.1% from RMB2,780 million in 2005 to RMB2,811 million in 2006.

General and administrative expenses, which accounted for 4.2% of the total operating expenses, increased by 47.6% from RMB1,315 million in 2005 to RMB1,941 million in 2006. This was mainly attributable to increased scale of operations and retirement benefits in 2006.

Depreciation and amortisation, which accounted for 10.8% of total operating expenses, increased by 12.0% from RMB4,440 million in 2005 to RMB4,971 million in 2006, mainly resulting from the additional depreciation charge on aircraft delivered in 2005 and 2006 and depreciation charge on capitalised major overhaul costs.

Other (Expenses)/Income, Net

Net gain on disposal of property, plant and equipment was RMB333 million in 2006 as compared to a net loss on disposal of property, plant and equipment of RMB32 million in 2005. The gain in 2006 was mainly the result of disposal of three Boeing 757-200 aircraft to independent third parties.

Operating Profit/(Loss)

There is an operating profit of RMB645 million in 2006 as compared to an operating loss of RMB1,337 million in 2005. This was mainly because operating revenue increased by RMB7,926 million or 20.7% in 2006 while operating expenses increased by RMB6,309 million or 15.9% in the same period.

Non-Operating Income/(Expenses)

Interest expense increased by 28.1% from RMB1,616 million in 2005 to RMB2,070 million in 2006, mainly due to the increase in loans and interest rate. Interest income decreased by 25.5% from RMB55 million in 2005 to RMB41 million in 2006, mainly attributable to the decrease in average bank balances during 2006.

Net exchange gain increased by 22.3% from RMB1,220 million in 2005 to RMB1,492 million in 2006, mainly resulted from Renminbi appreciation during 2006. Such amount mainly represents unrealised translation gain on retranslation of foreign currency denominated liabilities at year end.

Liquidity, Financial Resources and Capital Structure

As at 31 December 2006, the Group's net current liabilities exceeded its current assets by RMB32,180 million (2005: RMB25,907 million). For the year ended 31 December 2006, the Group recorded a net cash inflow from operating activities of RMB2,295 million, a net cash outflow from investing activities of RMB5,482 million and a net cash inflow from financing activities of RMB2,550 million and a decrease in cash and cash equivalents of RMB637 million (2005: a decrease of RMB182 million).

In 2007 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding as at 31 December 2006 when they fall due during 2007. Subsequent to 31 December 2006 though 31 March 2007, the Group renewed short-term loans outstanding of RMB3,774 million. The Directors believe that sufficient financing will be available to the Group.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2007. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2006, the Group's borrowings totalled RMB49,238 million, representing an increase of RMB4,443 million from RMB44,795 million at 31 December 2005 which included borrowings of fixed interest rates amounted to RMB17,261 million (2005: RMB18,246 million). Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi. Of such borrowings, RMB26,913 million, RMB5,786 million, RMB4,886 million, RMB3,257 million and RMB8,396 million will be repayable in 2007, 2008, 2009, 2010, 2011 and thereafter respectively. As at 31 December 2006, cash and cash equivalents of the Group totalling RMB2,264 million, of which 15.0% were denominated in foreign currencies, decreased by 22.0% from RMB2,901 million at 31 December 2005.

Net debts (total borrowings net of cash and cash equivalents) increased by 12.1% to RMB46,974 million at 31 December 2006.

As at 31 December 2006, total equity attributable to equity shareholders of the Company amounted to RMB10,188 million, representing an increase of RMB188 million from RMB10,000 million at 31 December 2005. Total equity at 31 December 2006 amounted to RMB12,121 million (2005: RMB11,936 million).

Ratio of net debt to total equity of the Group at 31 December 2006 was 3.9 times, as compared to 3.5 times at 31 December 2005.

Charge on Assets

As at 31 December 2006, certain aircraft of the Group with an aggregate carrying value of approximately RMB30,075 million (2005: RMB30,408 million) were mortgaged under certain loan and lease agreements.

Commitments

As at 31 December 2006, the Group had capital commitments of approximately RMB68,705 million. Of such amounts, RMB66,881 million related to the acquisition of aircraft and related flight equipment and RMB1,824 million for other projects.

As at 31 December 2006, the Group was committed to make capital contributions to a jointly controlled entity amounted to approximately RMB83 million.

Employees

As at 31 December 2006, the Group had an aggregate of 45,575 employees (2005: 41,167).

Operating Results

2005 compared to 2004

Revenues

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.7% and 97.4% of total operating revenue in 2005 and 2004 respectively. Passenger revenue and, cargo and mail revenue accounted for 91.7% and 8.3% respectively of total traffic revenue in 2005 and 2004 respectively. The other operating revenue was mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

Operating revenue increased by 59.7% from RMB23,974 million in 2004 to RMB38,293 million in 2005. The increase was primarily due to a 62.7% rise in passenger revenue from RMB21,100 million in 2004 to RMB34,328 million in 2005 resulting from increased traffic volume. The total number of passengers carried increased by 56.4% to 44.12 million passengers in 2005. RPKs increased by 66.5% from 37,196 million in 2004 to RMB61,923 million in 2005, primarily as a result of the increase in passengers carried. Passenger yield decreased slightly by RMB0.02.

Domestic passenger revenue, which accounted for 82.1% of the total passenger revenue in 2005, increased by 67.1% from RMB16,869 million in 2004 to RMB28,182 million in 2005. Domestic passenger traffic in RPKs increased by 76.8%, mainly due to an increase in passengers carried. Domestic passenger yield decreased slightly by RMB0.03 to RMB0.55 in 2005.

Hong Kong and Macau passenger revenue, which accounted for 3.5% of total passenger revenue, increased by 8.2% from RMB1,104 million in 2004 to RMB1,194 million in 2005. For Hong Kong and Macau flights, passenger traffic in RPKs increased by 28.8%, while passenger capacity in ASKs increased by 40.1%, resulting in a 5.1 percentage point decrease in passenger load factor from 2004. Passenger yield decreased from RMB0.92 in 2004 to RMB0.77 in 2005 mainly due to intensified competition among airlines.

International passenger revenue, which accounted for 14.4% of total passenger revenue, increased by 58.4% from RMB3,127 million in 2004 to RMB4,952 million in 2005. For international flights, passenger traffic in RPKs increased by 29.5%, while passenger capacity in ASKs increased by 29.0%, resulting in a 0.3 percentage point rise in passenger load factor from 2004. Passenger yield increased by 21.7% from RMB0.46 in 2004 to RMB0.56 in 2005 mainly resulted from higher ticket price and the increases in traffic derived from short haul routes which generally had a higher yield than long haul routes.

Cargo and mail revenue, which accounted for 8.3% of the Group's total traffic revenue and 8.1% of total operating revenue, increased by 37.7% from RMB2,244 million in 2004 to RMB3,091 million in 2005. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 38.7% from RMB630 million in 2004 to RMB874 million in 2005. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2005 amounted to RMB39,598 million, representing an increase of 71.7% or RMB16,533 million over 2004, primarily due to the total effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 96.2% in 2004 to 103.4% in 2005.

Flight operations expenses, which accounted for 49.9% of total operating expenses, increased by 82.2% from RMB10,848 million in 2004 to RMB19,761 million in 2005, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 60.4% of flight operations expenses, increased by 97.2% from RMB6,050 million in 2004 to RMB11,929 million in 2005 mainly as a result of increased fuel prices and fuel consumption.

Operating lease payments increased by 50.0% from RMB1,665 million in 2004 to RMB2,497 million in 2005 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 69.4% from RMB679 million in 2004 to RMB1,150 million in 2005 due to the increase in number of passengers carried. Aircraft insurance costs decreased by 40.1% from RMB175 million in 2004 to RMB105 million in 2005, mainly because of the decrease in insurance premiums in 2005. Labour costs for flight personnel increased by 56.5% from RMB1,022 million in 2004 to RMB1,598 million in 2005, largely due to the increase in flying hours and allowance standard.

Maintenance expenses which accounted for 11.6% of total operating expenses, increased by 45.5% from RMB3,154 million in 2004 to RMB4,589 million in 2005. The increase was mainly attributable to the fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 16.5% of total operating expenses, increased by 61.7% from RMB4,040 million in 2004 to RMB6,534 million in 2005. The increase primarily resulted from a 54.0% rise in landing and navigation fees from RMB3,233 million in 2004 to RMB4,977 million in 2005, due to an increase in number of landing and takeoffs.

Promotional and marketing expenses, which accounted for 7.0% of total operating expenses, increased by 49.6% from RMB1,858 million in 2004 to RMB2,780 million in 2005. The increase was mainly resulted from the increase in sales volume, resulting in a 41.5% increase in sales commission expenses from RMB1,062 million in 2004 to RMB1,503 million in 2005.

General and administrative expenses, which accounted for 3.3% of the total operating expenses, increased by 76.0% from RMB747 million in 2004 to RMB1,315 million in 2005. This was mainly attributable to increased scale of operations.

Depreciation and amortisation, which accounted for 11.2% of total operating expenses, increased by 84.0% from RMB2,413 million in 2004 to RMB4,440 million in 2005, mainly resulting from the additional depreciation charge on aircraft delivered in 2004 and 2005.

Operating Profit/(Loss)

There is an operating loss of RMB1,337 million in 2005 as compared to an operating profit of RMB915 million in 2004. This was mainly because operating revenue increased by RMB14,319 million or 59.7% in 2005 while operating expenses increased by RMB16,533 million or 71.7% in the same period.

Non-Operating Income/(Expenses)

Interest expense increased by 133.9% from RMB691 million in 2004 to RMB1,616 million in 2005, mainly due to the increase in loans and lease obligations and interest rate. Interest income increased by 150.0% from RMB22 million in 2004 to RMB55 million in 2005, mainly attributable to the increase of interest rate.

During 2005, the Group recorded a net exchange gain of RMB1,220 million (2004: Net exchange loss of RMB59 million) mainly resulted from Renminbi appreciation in July 2005. Such amount represents mainly unrealised translation exchange gain, resulting from exchange gains on translated year end foreign currency denominated liabilities, rather than foreign exchange transactions incurred during the year.

Liquidity, Financial Resources and Capital Structure

As at 31 December 2005, the Group's net current liabilities amounted to RMB25,907 million (2004: RMB18,855 million). For the year ended 31 December 2005, the Group recorded a net cash inflow from operating activities of RMB3,835 million (2004: RMB3,596 million), a net cash outflow from investing activities and financing activities of RMB4,017 million (2004: RMB2,593 million) and a decrease in cash and cash equivalents of RMB182 million (2004: an increase of RMB1,003 million).

In 2006 and thereafter, the liquidity of the Group was primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group had obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2005 when they fall due during 2006. In relation to its future capital commitments and other financing requirements, the Group had already entered into loan financing agreements with several PRC banks up to an approximate amount of RMB44,704 million under which the banks would provide loan finance during 2006 and thereafter. The Directors believe that such financing will be available to the Group.

The Directors had carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2006. Based on such forecast, the Directors had determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Directors were of the opinion that the assumptions and sensitivities which were included in the cash flow forecast were reasonable. However, as with all assumptions in regard to future events, these were subject to inherent limitations and uncertainties and some or all of these assumptions might not be realised.

As at 31 December 2005, the Group's borrowings totalled RMB44,795 million, representing an increase of RMB9,599 million from RMB35,196 million at 31 December 2004. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi. Of such borrowings, RMB19,597 million, RMB7,245 million, RMB4,762 million, RMB2,812 million and RMB10,379 million will be repayable in 2006, 2007, 2008, 2009, 2010 and thereafter respectively. As at 31 December 2005, cash and cash equivalents of the Group totalling RMB2,901 million, of which 20.4% were denominated in foreign currencies, decreased by 5.9% from RMB3,083 million at 31 December 2004.

Net debts (total borrowings net of cash and cash equivalents) increased by 30.5% to RMB41,894 million at 31 December 2005.

As at 31 December 2005, total equity attributable to equity shareholders of the Company amounted to RMB10,000 million, representing a decrease of RMB1,848 million from RMB11,848 million at 31 December 2004. Total equity at 31 December 2005 amounted to RMB11,936 million (2004: RMB13,903 million).

Ratio of net debt to total equity of the Group at 31 December 2005 was 3.5 times, as compared to 2.3 times at 31 December 2004.

Charge on Assets

As at 31 December 2005, certain aircraft of the Group with an aggregate carrying value of approximately RMB30,408 million (2004: RMB23,562 million) were mortgaged under certain loan and lease agreements.

Commitments

As at 31 December 2005, the Group had capital commitments of approximately RMB47,803 million. Of such amounts, RMB45,628 million related to the acquisition of aircraft and related flight equipment, RMB840 million related to the Group's facilities and equipment to be constructed and installed at the Guangzhou Baiyun International Airport and RMB1,335 million for other projects.

As at 31 December 2005, the Group was committed to make capital contributions to its jointly controlled entities amounted to approximately RMB83 million.

Employees

As at 31 December 2005, the Group had an aggregate of 41,167 employees (2004: 18,221).

IV EFFECT

The Group's principal business is that of civil aviation. Following the completion of the Acquisition, the Group's passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

In addition, there will be no material change to the Group's net assets as the Acquisition will be partly financed through commercial loans by commercial banks and partly financed by internal fund.

V MATERIAL CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007 (being the date to which the latest published audited financial statements of the Company were made up).

VI WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Company is sufficient for at least 12 months from the date of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or Supervisors in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Type of shareholding	Type of share	Number of shares held	% of the total issued H shares of the Company	% of the total issued domestic shares of the Company	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	State-owned share	2,200,000,000	–	68.75%	50.30%	–
HKSCC Nominees Limited	Direct holding	H share	1,162,135,598	98.97%	–	26.57%	–

Note:

Based on the information available to the Directors, chief executive and the Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and the Supervisors of the Company were aware, as at the Latest Practicable Date:

1. Among the 1,162,135,598 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares of the Company (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and the Supervisors of the Company are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

   (a) 70,162,000 H Shares, representing approximately 5.98% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

   (b) 750,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc..

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 1") dated 6 July 2006, between the Company and Airbus SNC pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell 50 Airbus A320 series aircraft. The aggregate catalogue price of the 50 Airbus A320 series aircraft is approximately US$3.316 billion.

(b) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 2") dated 22 August 2006, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B737-800 aircraft instead of three Boeing B787 aircraft as originally contemplated under an agreement dated 8 August 2005. Xiamen Airlines also had the option to purchase three Boeing B787 aircraft. The catalogue prices of a B787 aircraft and a B737-800 aircraft are approximately US$123.2 million and US$61.5 – 69.5 million respectively.

(c) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 3") dated 13 October 2006, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B737-800 aircraft. The catalogue price of a B737-800 aircraft is in the range of US$66 – 75 million.

(d) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 4") dated 13 October 2006, between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell six Boeing B777F freighters. The catalogue price of a B777F freighter is US$232 million.

(e) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 5") dated 16 July 2007, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 25 Boeing B737-800 Aircraft. The catalogue price of a B737-800 aircraft is in the range of US$70.5 – 79 million.

(f) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 6") dated 16 July 2007, between the Company and Airbus SNC, pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell 20 Airbus A320 series aircraft. The catalogue price of each of the Airbus A320 series aircraft is in the range of US$66.5 – 85.9 million.

(g) The assets acquisition agreement (the "Asset Acquisition Agreement") dated 14 August 2007, between the Company and CSAHC, pursuant to which the Company agreed to acquire and CSAHC agreed to sell (1) the entire equity interests in China Southern Airlines Group Air Catering Company Limited, (2) the assets of Guangzhou BiHuaYuan Training Centre, including properties and office facilities; and (3) the assets of Nanlung, including properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited held by Nanlung for a total consideration of RMB269,508,200.

(h) The transfer agreement (the "Transfer Agreement") dated 14 August 2007, between the Company and CSAHC pursuant to which the Company agreed to transfer and CSAHC agreed to acquire the 90% shareholding in Guangzhou Aviation Hotel for a consideration of RMB74,723,000.

(i) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 7") dated 20 August 2007, between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 55 B737-700 and B737-800 series Aircraft. The catalogue price of a Boeing B737-700 aircraft is in the range of US$57 – 67.5 million and a Boeing B737-800 aircraft is in the range of US$70.5 – 79 million.

(j) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 8") dated 23 October, 2007, between the Company and Airbus SNC, pursuant to which the Company agreed to acquire and Airbus SNC, agreed to sell 10 Airbus A330-200 aircraft. The catalogue price of an Airbus A330-200 aircraft is in the range of US$167.7 – 176.7 million.

(k) A financial services agreement (the "Financial Services Agreement") dated 15 November 2007 between the Company and Southern Airlines Group Finance Company Limited (the "Finance Company"), a non-wholly owned subsidiary of CSAHC which is owned as to approximately 66% by CSAHC and its wholly-owned subsidiary and 34% by the Company together with its five subsidiaries, pursuant to which the Finance Company agreed to provide various financial services to the Group for a period of three years. The maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Agreement shall not exceed the Cap which is set at RMB2.6 billion on any given day. In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company shall not exceed RMB5 million for each of the three years ending 31 December 2010.

(l) A building lease agreement (the "Building Lease Agreement") dated 10 January 2008 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang, Xinjiang and Russia. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Building Lease Agreement for each of the three years ending 31 December 2010 shall not exceed RMB50 million.

(m) A land lease agreement (the "Land Lease Agreement") dated 10 January 2008 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company for the purposes of its civil aviation and related businesses situated at various locations. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Land Lease Agreement for each of the three years ending 31 December 2010 shall not exceed RMB22 million.

(n) A sales agency framework agreement (the "Sales Agency Services Framework Agreement") dated 10 January 2008 between the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly owned subsidiary of CSAHC, pursuant to which PCACL agrees to provide the (1) air ticket sales agency services, (2) airfreight forwarding sales agency services, (3) chartered flight and pallets agency services, (4) internal operation services for the inside storage area; and (5) delivery services for the outside storage area to the Group. The maximum annual aggregate amount of the services fee payable by the Company to PCACL under the Sales Agency Services Framework Agreement for each of the three years ending 31 December 2010 shall not exceed RMB250 million.

(o) An import and export agency framework agreement (the "Import and Export Agency Framework Agreement") dated 10 January 2008 between the Company and Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly owned subsidiary of CSAHC, pursuant to which SAIETC agrees to provide the (1) import and export services, (2) custom clearing service, (3) customs declaration and inspection services; and (4) tendering and agency services to the Group. The maximum annual aggregate amount of the services fee payable by the Company to SAIETC under the Import and Export Agency Framework Agreement for each of the three years ending 31 December 2010 shall not exceed RMB90 million.

(p) The Boeing Aircraft Acquisition Agreement.

5. CONTINGENT LIABILITIES

A writ of summons was issued on 30 May 2007 by two sales agents in Taiwan (the "Plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "Cooperative Agreement"). The Plaintiffs have made a claim against the Company for a total sum of approximately HK$107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan etc for a period from 1 September 2004 to 31 August 2006. The Directors consider that, given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the Directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The Directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

6. MATERIAL LITIGATION

Save as disclosed, the Company was not involved in any material litigation as at the Latest Practicable Date.

7. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2007, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

8. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

9. MISCELLANEOUS

(a) The joint company secretaries of the Company are Mr. Xie Bing and Dr. Liu Wei. Mr. Xie, aged 35, graduated from the National Chi Nan University and University of Birmingham with a master degree in business administration and a master degree in international finance respectively. He had worked in the Planning and Development Division and the Company Secretary Office before and he is currently the deputy manager of Company Secretary Office of the Board.

Dr. Liu, aged 51, graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge and the University of Hong Kong, with a bachelor in Chinese literature, a master degree in law, a PhD in Law respectively. He also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as a Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu is qualified to practice as a solicitor in the PRC, Hong Kong and in England. He has extensive exposure in corporate finance and is a partner of DLA Piper Hong Kong.

(b) The Company has engaged Mr. Xu Jie Bo from 13 February 2001, the chief financial officer and from 16 April 2001, an executive Director, who met all requirements of Rule 3.24 of the Listing Rules other than for the fact that he was not a fellow or associate member of the HKICPA and his professional accounting qualification was not one which was recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA, and the Company provides Mr. Xu with access to the assistance of a Qualified Accountant, Mr. Lung Chun Tak Junius, a practicing certified public accountant who has over 19 years of experience in finance and accounting. He is an ordinary member of Hong Kong Securities Institute, a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He holds a Master Degree in Business Administration.

Before starting his own practice, Mr. Lung had previously worked in an international accounting firm. The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules. The Company will continue its efforts to identify and recruit a suitable and qualified candidate to assume the office of qualified accountant.

(c) The registered address of the Company is at Guangzhou Economic & Technology Development Zone, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(d) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 25 June 2008:

(a) Articles of Association;

(b) Aircraft Acquisition Agreement 1;

(c) Aircraft Acquisition Agreement 2;

(d) Aircraft Acquisition Agreement 3;

(e) Aircraft Acquisition Agreement 4;

(f) Aircraft Acquisition Agreement 5;

(g) Aircraft Acquisition Agreement 6;

(h) Aircraft Acquisition Agreement 7;

(i) Aircraft Acquisition Agreement 8;

(j) Assets Acquisition Agreement;

(k) Transfer Agreement;

(l) Financial Services Agreement;

(m) Building Lease Agreement;

(n) Land Lease Agreement;

(o) Sales Agency Services Framework Agreement;

(p) Import and Export Agency Framework Agreement;

(q) Boeing Aircraft Acquisition Agreement;

(r) the audited financial statements of the Group for the years ended 31 December 2006 and 31 December 2007; and

(s) 2007 Annual Report.

The Company has applied a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(2), Rule 14.69(2) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2, Aircraft Acquisition Agreement 3, Aircraft Acquisition Agreement 4, Aircraft Acquisition Agreement 5, Aircraft Acquisition Agreement 6, Aircraft Acquisition Agreement 7, Aircraft Acquisition Agreement 8 and Boeing Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

SUPPLEMENTARY NOTICE OF AGM

Reference is made to the Notice of Annual general Meeting published by China Southern Airlines Company Limited (the "Company") on 9 May 2008, the annual general meeting of the Company (the "AGM") will be held at 9:30 a.m. on 25 June 2008 (Wednesday) at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC.

In accordance with the provisions of Article 177 of the articles of association of the Company, the board of directors of the Company (the "Board") reviewed the motion made by China Southern Air Holding Company, a controlling shareholder of the Company holding 50.3% of the equity interest of the Company, for additional proposals to be submitted to the AGM for approval by the shareholders of the Company. All members of the Board took part in the review. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposals to be submitted to the forthcoming AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the Articles of Association.

SUPPLEMENTARY NOTICE is hereby given that the AGM for the year ended 31 December 2007 will be held as originally scheduled will consider and, if though fit, approve the following resolutions as ordinary and special resolutions respectively, in addition to resolutions set out in the Notice of Annual General Meeting issued on 9 May 2008:

ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as ordinary resolution:

1. "**THAT** the execution of the aircraft acquisition agreement dated 18 April 2008, copy of which will be produced to the AGM marked "A" and initialed by the Chairman of the AGM for the purpose of identification, between Xiamen Airlines Company Limited as purchaser and The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and the transaction contemplated thereunder, upon the terms and subject to the conditions therein contained."

SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as special resolution:

2. **THAT:**

   (1) the Company be authorized to issue medium term notes in the PRC in the principal amount of not more than RMB1.5 billion for a term of three years;

   (2) the executive directors authorized by the Board be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of the medium term notes based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interest rates of the medium term notes; and

   (3) the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its proposed issue of the medium term notes or any matter incidental thereto.

By Order of the Board of
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
6 June 2008

Notes:

1. The original proxy form was despatched to shareholders together with the notice of AGM and the circular dated 9 May 2008. A supplementary proxy form containing the newly proposed resolutions will be despatched to shareholders together with this supplementary notice of AGM on 6 June 2008. Shareholders are requested to complete and return the supplementary proxy form in accordance with the instructions printed thereon. If no supplementary proxy form duly completed and returned is lodged with the Company, the original proxy form lodged will be treated as valid if duly completed and returned. The proxy so appointed will be entitled to vote at his discretion or abstain on the newly proposed resolutions properly put to the AGM. If the Company receives, in addition to a duly completed and returned original proxy form, a duly completed and returned supplementary proxy form, the Company will treat both the original proxy form and the supplementary proxy form as valid.

2. Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of AGM dated 9 May 2008. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matters.